UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 3, 2022 announcing Turkcell’s Third Quarter 2022 results and Q3 2022 TFRS Report.

TURKCELL ILETISIM HIZMETLERI

THIRD QUARTER 2022 RESULTS

“ACCELERATED PERFORMANCE ON
SEQUENTIAL PRICE ADJUSTMENTS;
GUIDANCE UPGRADED”

Contents

HIGHLIGHTS
QUARTER HIGHLIGHTS	4
COMMENTS BY CEO, MURAT ERKAN	5

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	10

TURKCELL INTERNATIONAL
lifecell	12
BeST	13
Kuzey Kıbrıs Turkcell	13

TECHFIN
Paycell	14
Financell	14

TURKCELL GROUP SUBSCRIBERS	15

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	16

Appendix A – Tables	18

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Turkey" which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms "we", "us", and "our" in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for September 30, 2022 refer to the same item as at September 30, 2021. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2022, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the third quarter and nine months of 2021 and 2022 is based on Turkish Accounting Standards (TAS) / Turkish Financial Reporting Standards (TFRS) figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.
2

NOTICE

We are publishing financial statements as of September 30, 2022 prepared in accordance with Turkish Accounting Standards/Turkish Financial Reporting Standards (“TAS”/“TFRS”) only. These standards are issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”) and are in full compliance with IAS/IFRS Standards. In an announcement published by the POA on January 20, 2022, it is stated that TAS 29 “Financial Reporting in Hyperinflationary Economies” does not apply to TFRS financial statements as of December 31, 2021. Since then and as of the preparation date of our latest consolidated financial statements, no new statement has been made by the POA about TAS 29 application. Consequently, no TAS 29 adjustment was made to our consolidated financial statements.

Financial statements prepared in accordance with IFRS should apply IAS 29 “Financial Reporting in Hyperinflationary Economies” as of September 30, 2022. In this context, financial statements prepared in accordance with IFRS and TFRS would have significant differences and would not be comparable as of September 30, 2022. We intend to publish IFRS financial statements, compliant with IAS 29 to the extent that it remains applicable, as of the year ending December 31, 2022.

Although we have not prepared a detailed comparison of differences between IFRS (unadjusted according to IAS 29) and TFRS, we have noted in our past financial statements that the most significant differences have appeared in the lines Other Operating Income/Expense, Finance Income/Expense, and Investment Activity Income/ Expense. In the past, revenue, net income and EBITDA have generally not differed. While no assurance can be given that this will be the case for Q3 2022, we are not at present aware of changes that would cause other significant differences, other than those resulting from the application of IAS 29.

3

FINANCIAL HIGHLIGHTS

TRY million	Q321	Q322	y/y%	9M21	9M22	y/y%
Revenue	9,354	14,662	56.7%	25,729	37,835	47.1%
EBITDA[1]	4,030	5,990	48.7%	10,802	15,322	41.8%
EBITDA Margin (%)	43.1%	40.9%	(2.2pp)	42.0%	40.5%	(1.5pp)
EBIT[2]	2,212	3,593	62.4%	5,586	8,360	49.7%
EBIT Margin (%)	23.6%	24.5%	0.9pp	21.7%	22.1%	0.4pp
Net Income	1,429	2,396	67.6%	3,647	5,057	38.7%

THIRD QUARTER HIGHLIGHTS

•	Financial performance accelerated on solid results:

o	Group revenues up 56.7% year-on-year on the back of the strong ARPU performance and larger subscriber base of Turkcell Turkey as well as contribution of international operations, digital business services, and techfin business

o	EBITDA up 48.7% year-on-year leading to an EBITDA margin of 40.9%; EBIT up 62.4% year-on-year resulting in an EBIT margin of 24.5%

o	Net income up 67.6% year-on-year

o	Free cash flow[3] generation of TRY2.0 billion; net leverage[4] level at 1.0x; short FX position of US$19 million

•	Strong operational performance continued:

o	Turkcell Turkey subscriber base up by 1 million quarterly net additions; 2.2 million total net additions in the first nine months of 2022

o	422 thousand quarterly mobile postpaid net additions; postpaid subscriber base share at 66.5%

o	506 thousand quarterly prepaid subscriber net additions backed by increased tourism activity

o	68 thousand fiber net additions

o	240 thousand new fiber homepasses in line with our annual expansion plan in Q322

o	Mobile ARPU[5] ramped up 48.5% year-on-year mainly on the back of sequential price adjustments throughout the year and successful upsell performance; residential fiber ARPU growth of 26.5% year-on-year

o	Data usage of 4.5G users at 17.1 GB in Q322; smartphone penetration at 87%

o	Digital channels’ share[6] in sales at 22.8%

•	We upgraded our guidance[7] for 2022. Accordingly, we now target revenue growth of 47%-48% up from above 40%, an EBITDA of ~TRY21 billion compared to ~TRY20 billion, and operational capex over sales ratio[8] of ~20% which was 20%-21% previously.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Free cash flow calculation includes EBITDA and the following items as per Turkish Financial Reporting Standartds (TFRS) cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(4) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(5) Excluding M2M

(6) Share of all sales from digital channels (including voice, data, services & smart devices) in Turkcell Turkey consumer sales (excluding fixed business) and equipment related revenues in other segment.

(7) Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2021 filed with U.S. Securities and Exchange Commission, and in particular, the risk factors section therein.

(7) 2022 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(8) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at September 30, 2022 via our website in the investor relations section (www.turkcell.com.tr).

4

COMMENTS BY CEO, MURAT ERKAN

Growth accelerated with price adjustments

In the third quarter of the year, inflation pressures based on increased energy and commodity prices due to geopolitical tension and challenging macroeconomic conditions stood out. Nevertheless, it was also observed that in this period consumer spending strengthened, demand accelerated, and recovery of the market increased. Additionally, rising mobility in the summer period, the tourism sector, which even exceeded its pre-pandemic level, and the back-to-school period accelerated our operations. In addition to an expanding subscriber base, consistent price increases and upsell efforts, we achieved an accelerated quarterly performance with the contribution of digital business services, techfin, and our international operations. Group revenues accelerated and rose 56.7% year-on-year to TRY14.7 billion. Meanwhile, despite higher electricity and personnel costs reflecting the minimum wage increase, EBITDA1 rose by 48.7% to TRY6.0 billion, with an EBITDA margin of 40.9% thanks to focused cost management. With the contribution of our dynamic and prudent risk management, net profit increased by 67.6% year-on-year to TRY2.4 billion.

With the strong seasonality effect thanks to the higher number of tourists, the differentiated value proposition offered to our customers, and our focus on the corporate front, we achieved 928 thousand net additions, recording 422 thousand postpaid and 506 thousand prepaid subscriber net additions. In the mobile segment, we continued price increases in September in line with our focus on inflationary pricing, and since the price increases are followed by competitors, we continued to rationalize the market. Mobile blended ARPU2 accelerated in the third quarter and increased by 48.5% year-on-year thanks to our successful upsell efforts and the increasing contribution of price adjustments. Furthermore, with the contribution of rationalization in the market and thanks to our analytical competencies, brand strength and strong network, the average monthly mobile churn rate remained limited to 1.9%.

We continued our fiber investments at full speed in order to provide our customers with fast and seamless internet, and delivered our fiber service to 711 thousand new homepasses in the first 9 months of the year. With new rollouts and increasing demand during the back-to-school period, we gained 68 thousand fiber customers. The high-speed fiber internet packages that we offer to meet the increasing speed needs of our customers were welcomed. The number of our subscribers using speeds of 100 Mbps and above doubled year-on-year. Additionally, residential fiber ARPU growth increased by 26.5% year-on-year, driven mainly by weak price adjustments and long-term contracts on the fixed side.

With our focus on the expansion of our digital services, the number of standalone paid users increased 1.2 million year-on-year to 4.8 million. OTT TV reached 932 thousand paid subscribers with its big screen strategy, while IPTV’s paid subscribers exceeded 1.2 million with increasing fiber rollouts. According to the ICTA, TV+ was the only platform that increased its market share in the second quarter. With the contribution of our end-to-end tailored projects to meet the digitalization needs of companies, the revenues of our digital business services increased by 107.1% year-on-year and exceeded TRY1 billion. Data center, cloud storage, and business applications services remained other verticals contributing to growth, with their revenues doubling compared to last year. Reaching 7.3 million users3 in the techfin segment, Paycell's transaction volume tripled year-on-year, with the increasing contribution of our POS solutions. Thus, Paycell revenues accelerated and rose 105.4% year-on-year. As part of Paycell's growth strategy, we established Paycell Europe in October, in cooperation with Solaris, one of the leading financial solution providers in Europe in the field of neo-banking. We will begin with international money transfer services in the first phase, thereafter aiming to diversify our services with many innovative and end-to-end finance solutions such as digital wallet, investment, card and loan intermediation.

5

We share Togg's excitement to become a global brand

Turkey's global technology brand Togg’s Gemlik Technology Campus was opened on October 29th, to coincide with Republic Day in Turkey. As Turkcell, we have been honored to support our global mobility brand Togg since day one, with our experience, knowledge and vision. We not only support Turkey’s automobile project, designed within the mobility ecosystem to become the new living space, but also work to create an integrated value with our digital services. As a first example of this, Paycell will provide all payment services in Togg's digital ecosystem, with its strong and dynamic infrastructure.

We are revising our guidance upwards

As we enter the last months of the year, we are faced with a difficult period in which inflationary pressures will increase. These pressures oblige us to maintain our focused pricing strategy. Considering our strong first nine-month performance and our expectations4 for the remainder of the year, we revise our year-end consolidated revenue growth guidance to 47%-48% with EBITDA of around TRY21 billion. We expect an operational CAPEX (excluding license fees) to sales ratio of ~20%.

I extend my thanks to our entire team for its contribution to our successes, and to our Board of Directors for their support in realizing our strategy, which is the key to our achievements. We also express our gratitude to our customers and business partners for remaining with us on our journey.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) Excluding M2M

(3) 3-month active

(4) Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2021 filed with U.S. Securities and Exchange Commission, and in particular, the risk factors section therein. 2022 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

6

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter		Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Revenue	9,354.2	14,662.5	56.7%	25,729.0	37,834.6	47.1%
Cost of revenue[1]	(4,611.1)	(7,454.4)	61.7%	(12,918.2)	(19,375.3)	50.0%
Cost of revenue1/Revenue	(49.3%)	(50.8%)	(1.5pp)	(50.2%)	(51.2%)	(1.0pp)
Gross Margin[1]	50.7%	49.2%	(1.5pp)	49.8%	48.8%	(1.0pp)
Administrative expenses	(219.3)	(393.8)	79.6%	(642.2)	(1,045.6)	62.8%
Administrative expenses/Revenue	(2.3%)	(2.7%)	(0.4pp)	(2.5%)	(2.8%)	(0.3pp)
Selling and marketing expenses	(429.9)	(683.7)	59.0%	(1,201.9)	(1,800.3)	49.8%
Selling and marketing expenses/Revenue	(4.6%)	(4.7%)	(0.1pp)	(4.7%)	(4.8%)	(0.1pp)
Net impairment losses on financial and contract assets	(64.1)	(140.4)	119.0%	(164.5)	(291.0)	76.9%
EBITDA[2]	4,029.8	5,990.3	48.7%	10,802.2	15,322.4	41.8%
EBITDA Margin	43.1%	40.9%	(2.2pp)	42.0%	40.5%	(1.5pp)
Depreciation and amortization	(1,817.6)	(2,397.7)	31.9%	(5,216.4)	(6,962.3)	33.5%
EBIT[3]	2,212.2	3,592.6	62.4%	5,585.8	8,360.1	49.7%
EBIT Margin	23.6%	24.5%	0.9pp	21.7%	22.1%	0.4pp
Net finance income / (expense)	(641.6)	(3,649.7)	468.8%	(3,499.4)	(10,064.9)	187.6%
Finance income	(170.3)	4.2	n.m	481.5	853.2	77.2%
Finance expense	(471.3)	(3,654.0)	675.3%	(3,980.9)	(10,918.0)	174.3%
Other operating income / (expense)	240.1	2,414.8	905.7%	2,053.8	5,772.0	181.0%
Investment activity Income / (expense)	22.1	526.1	2,280.5%	(10.6)	1,622.3	n.m
Non-controlling interests	(0.0)	(0.1)	n.m	(0.0)	(0.1)	n.m
Share of profit of equity accounted investees	(2.1)	13.1	n.m	26.5	(61.5)	(332.1%)
Income tax expense	(401.6)	(501.1)	24.8%	(509.5)	(571.2)	12.1%
Net Income	1,429.1	2,395.8	67.6%	3,646.5	5,056.9	38.7%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 56.7% year-on-year in Q322. Turkcell Turkey’s expanding subscriber base and robust ARPU growth reflecting the relentless focus on price adjustments and upsell efforts as well as the contribution of international operations, digital business services, and techfin business were the main drivers of this growth.

Turkcell Turkey revenues, comprising 76% of Group revenues, rose 57.1% year-on-year to TRY11,076 million (TRY7,050 million).

-	Consumer segment revenues grew 52.6% year-on-year on the back of the price adjustments to reflect inflationary impacts, as well as successful upselling performance, and growing subscriber base.

-	Corporate segment revenues rose 60.9% year-on-year, on the back of strong momentum in digital business services revenues, which grew 107.1% year-on-year.

-	Standalone digital services revenues registered as part of consumer and corporate segments grew 29.2% year-on-year in Q322 supported by the increased number of stand-alone paid users and price adjustments of services. Similar to the first half of the year, in Q322 the growth of digital services revenues was impacted negatively due to a regulatory decision that amended the usage conditions of our voicemail service, the revenues of which are reported under digital services, as of December 1st, 2021. Excluding this impact, growth would have been 57%.

-	Wholesale revenues grew 106.8% to TRY1,026 million (TRY496 million), mainly due to positive impact of currency movements, as well as the increased international carrier traffic and capacity upgrades of customers.

7

Turkcell International revenues, comprising 11% of Group revenues, rose 78.6% to TRY1,635 million (TRY915 million), with a positive impact of currency movements as well as the slight recovery in lifecell performance.

Techfin segment revenues, comprising 3% of Group revenues, rose 77.3% to TRY499 million (TRY281 million). This was driven by 105.4% rise in Paycell revenues and 56.7% growth in finance company, Financell. Please refer to the Techfin section for details.

Other subsidiaries' revenues, at 10% of Group revenues, mainly including consumer electronics sales, call center revenues and revenues from energy business, increased 31.2% to TRY1,453 million (TRY1,107 million).

Cost of revenue (excluding depreciation and amortization) rose to 50.8% (49.3%) as a percentage of revenues in Q322. This was mainly due to the rise in radio expenses (2.2pp), mostly related to increasing energy prices, employee expenses (0.6pp), and other cost items (1.4pp) despite the decline in cost of goods sold (1.4pp) and interconnection cost (1.3pp) as a percentage of revenues.

Administrative Expenses increased to 2.7% (2.3%) as a percentage of revenues in Q322.

Selling and Marketing Expenses increased to 4.7% (4.6%) as a percentage of revenues in Q322. This was mainly due to the rise in employee expenses (0.3pp) despite the decline in selling expenses (0.2pp) as a percentage of revenues.

Net impairment losses on financial and contract assets increased to 1.0% (0.7%) as a percentage of revenues in Q322.

EBITDA1 rose by 48.7% year-on-year in Q322 leading to an EBITDA margin of 40.9% (43.1%).

-	Turkcell Turkey’s EBITDA rose 43.5% year-on-year to TRY4,759 million (TRY3,316 million) leading to an EBITDA margin of 43.0% (47.0%).

-	Turkcell International EBITDA grew 87.6% year-on-year to TRY846 million (TRY451 million), which resulted in an EBITDA margin of 51.8% (49.3%) on 2.5pp improvement.

-	Techfin segment EBITDA rose 32.5% to TRY230 million (TRY174 million) with an EBITDA margin of 46.1% (61.7%). Higher funding cost of Financell compared to Q321 was the main factor behind the year-on-year decline in EBITDA margin.

-	The EBITDA of other subsidiaries was at TRY155 million (TRY88 million).

Depreciation and amortization expenses increased 31.9% year-on-year in Q322.

Net finance expense increased to TRY3,650 million (TRY642 million) in Q322. This was driven mainly by higher FX losses registered in relation to bank loans and bonds and borrowing costs despite the positive impact of the fair value gains on derivative instruments.

See Appendix A for details of net foreign exchange gain and loss.

Net other operating income increased to TRY2,415 million (TRY240 million) in Q322 mainly due to higher FX gains registered on foreign currency cash, as well as interest income from time deposits.

See Appendix A for details of net foreign exchange gain and loss.

Net investment activity income was TRY526 million in Q322 compared to TRY22 million in Q321. This was driven mainly by the fair value gains registered on currency-protected time deposits and FX gain on financial investments.

Income tax expense increased to TRY501 million (TRY402 million) in Q322. A lower deferred tax expense of TRY16 million (TRY214 million) was more than offset by a higher current tax expense.

Please note that in Q322, we made use of the right introduced by Law No. 7338, which allows the revaluation of properties and depreciable economic assets under certain conditions. This resulted in a slight positive impact on the deferred tax asset reported in Q322. Please refer to our consolidated financial statements and notes as at September 30, 2022 for details.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

8

Net income of the Group rose 67.6% to TRY2,396 million (TRY1,429 million) in Q322 on the back of strong operational and financial performance as well as proactive financial risk management.

Please note that in Q322, an impairment charge of TRY231 million has been recognized on the assets of Ukraine in territories under the control of Ukraine but not operating for more than 92 days and those in territories invaded by Russia.

Total cash & debt: Consolidated cash as of September 30, 2022 increased to TRY24,344 million from TRY21,972 million as of June 30, 2022. Our cash position was positively impacted by currency movements during the quarter. Excluding FX swap transactions, 55% of our cash is in US$, 17% in EUR, and 27% in TRY.

Consolidated debt as of September 30, 2022 increased to TRY51,922 million from TRY48,235 million as of June 30, 2022 mainly due to the impact of currency movements and the new borrowings. TRY3,108 million of our consolidated debt is comprised of lease obligations. Please note that 49% of our consolidated debt is in US$, 26% in EUR, 3% in CNY, 6% in UAH, and 16% in TRY.

Net debt1 as of September 30, 2022 was at TRY20,282 million with a net debt to EBITDA ratio of 1.0 times. Excluding finance company consumer loans, our telco only net debt was at TRY17,400 million with a leverage of 0.9 times.

Turkcell Group had a short FX position of US$19 million as at the end of the third quarter (Please note that this figure takes hedging portfolio and advance payments into account). The short FX position of US$19 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY3,898 million in Q322. In Q322 and 9M22, operational capital expenditures (excluding license fees) at the Group level were at 17.1% and 16.9% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Nine Months
	Q321	Q322	9M21	9M22
Operational Capex	1,379.2	2,513.0	4,944.6	6,406.4
License and Related Costs	-	-	-	-
Non-operational Capex (Including IFRS15 & IFRS16)	837.4	1,384.8	2,242.3	3,521.1
Total Capex	2,216.6	3,897.8	7,186.9	9,927.5

(1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

9

Summary of Operational Data	Q321	Q222	Q322	y/y %	q/q %
Number of subscribers (million)	39.3	40.6	41.6	5.9%	2.5%
Mobile Postpaid (million)	23.3	24.5	25.0	7.3%	2.0%
Mobile M2M (million)	3.2	3.6	3.8	18.8%	5.6%
Mobile Prepaid (million)	12.3	12.1	12.6	2.4%	4.1%
Fiber (thousand)	1,813.6	1,996.1	2,063.8	13.8%	3.4%
ADSL (thousand)	739.7	740.6	739.4	(0.0%)	(0.2%)
Superbox (thousand)[1]	613.6	640.3	676.4	10.2%	5.6%
Cable (thousand)	59.8	48.6	45.3	(24.2%)	(6.8%)
IPTV (thousand)	1,011.9	1,185.9	1,230.8	21.6%	3.8%
Churn (%)[2]
Mobile Churn (%)	1.9%	1.8%	1.9%	-	0.1pp
Fixed Churn (%)	1.4%	1.4%	1.5%	0.1pp	0.1pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	52.9	63.2	77.5	46.5%	22.6%
Mobile ARPU, blended (excluding M2M)	57.5	69.5	85.4	48.5%	22.9%
Postpaid	65.0	76.5	92.7	42.6%	21.2%
Postpaid (excluding M2M)	74.2	88.6	107.9	45.4%	21.8%
Prepaid	29.9	36.4	47.3	58.2%	29.9%
Fixed Residential ARPU, blended	78.6	93.8	100.8	28.2%	7.5%
Residential Fiber ARPU	79.5	94.5	100.6	26.5%	6.5%
Average mobile data usage per user (GB/user)	13.7	14.1	15.8	15.3%	12.1%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	559.2	560.3	560.5	0.2%	0.0%

(1) Superbox subscribers are included in mobile subscribers.

(2) Churn figures represent average monthly churn figures for the respective quarters.

Turkcell Turkey’s subscriber base continued to expand, reaching 41.6 million on 1.0 million net quarterly additions, by rising tourism activity over the summer season, as well as our customer-centric approach, and our offerings with rich value propositions to our customers. This solid performance led us to achieve a total of 2.2 million net additions in the first nine months of the year.

On the mobile front, our subscriber base expanded to 37.5 million on 928 thousand quarterly net additions in Q322. We had strong performance on both the prepaid and postpaid side in this quarter. Our prepaid subscribers grew by 506 thousand quarterly net additions supported by improved tourism activities. Meanwhile, we registered 422 thousand quarterly net additions to the postpaid subscriber base, supported by higher acquisitions both in the consumer and corporate segments. Accordingly, our postpaid subscribers reached 66.5% (65.5%) of our mobile subscriber base as at the end of Q322.

On the fixed front, our subscriber base reached 2.8 million as of Q322 with 63 thousand quarterly net additions. Reaping the fruits of our focused fiber investments, our fiber subscriber base expanded by 68 thousand quarterly and 250 thousand annual net additions. Superbox, our fixed-wireless access offering, registered 36 thousand net additions in Q322, the highest performance since Q420. Meanwhile, our IPTV subscriber base exceeded 1.2 million with 45 thousand net additions in Q322.

The average monthly mobile churn rate was at 1.9% in Q322. Meanwhile, the average monthly fixed churn rate was 1.5%.

Our mobile ARPU (excluding M2M) rose 48.5% year-on-year mainly on price adjustments, successful upsell performance, and higher revenue generating subscriber acquisitions.

Our residential fiber ARPU growth was 26.5% year-on-year. This was driven mainly by price adjustments and upsell to higher tariffs, as well as increased IPTV penetration, at 66.5% in Q322.

10

Average monthly mobile data usage per user rose 15.3% year-on-year to 15.8 GB with the increasing number and data consumption of 4.5G users. Accordingly, the average mobile data usage of 4.5G users reached 17.1 GB in Q322.

Total smartphone penetration on our network reached 87% in Q322 on a 2.6pp year-on-year rise. 92.5% of those smartphones were 4.5G compatible.

11

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter			Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Revenue (million UAH)	2,159.2	2,370.9	9.8%	6,076.3	6,804.9	12.0%
EBITDA (million UAH)	1,224.0	1,417.6	15.8%	3,432.2	3,940.9	14.8%
EBITDA margin (%)	56.7%	59.8%	3.1pp	56.5%	57.9%	1.4pp
Net income / (loss) (million UAH)	173.8	381.6	119.6%	373.0	563.5	51.1%
Capex (million UAH)	713.7	639.6	(10.4%)	2,274.3	2,010.2	(11.6%)
Revenue (million TRY)	684.6	1,199.9	75.3%	1,809.1	3,447.5	90.6%
EBITDA (million TRY)	388.0	717.4	84.9%	1,021.9	1,997.6	95.5%
EBITDA margin (%)	56.7%	59.8%	3.1pp	56.5%	57.9%	1.4pp
Net income / (loss) (million TRY)	54.9	195.0	255.2%	112.7	277.7	146.4%

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues rose 9.8% year-on-year in Q322 in local currency terms with an EBITDA margin of 59.8% on 3.1pp improvement. This was due mainly to the lower sales and marketing expenses, which compensated for increasing energy expenses. lifecell registered UAH382 million net income in Q322.

lifecell revenues in TRY terms grew 75.3% year-on-year in Q322 mainly due to price adjustments and the positive impact of currency movements. Meanwhile, lifecell’s EBITDA in TRY terms grew by 84.9%, leading to an EBITDA margin of 59.8%.

lifecell Operational Data	Q321	Q222	Q322	y/y%	q/q%
Number of subscribers (million)[2]	9.9	10.2	10.1	2.0%	(1.0%)
Active (3 months)[3]	8.9	8.4	8.2	(7.9%)	(2.4%)
MOU (minutes) (12 months)	180.6	160.7	148.8	(17.6%)	(7.4%)
ARPU (Average Monthly Revenue per User), blended (UAH)	74.2	69.2	77.7	4.7%	12.3%
Active (3 months) (UAH)	83.0	82.8	95.4	14.9%	15.2%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscribers continued to decline to 8.2 million in Q322 due to the ongoing war in the country. 3-month active ARPU grew 14.9% year-on-year mainly on the back of price adjustments. lifecell continued its leadership of the Ukrainian market in smartphone penetration, which was 84.5% as at the end of Q322.

lifecell continued to focus on ensuring the safety of its employees and provide services to our customers in Ukraine. Meanwhile, our network is largely operational. Around 9% of nearly 9 thousand sites are temporarily down on average. The conditions of sites in occupied territories are unclear. Around 91% of our stores are open nationwide as a daily average as of the end of September. In Q322 daily top-ups are almost recovered to pre-war period levels. Additionally, ICT systems, such as billing and CRM are fully operational. The banking system in the country continues to operate and day-to-day operations, including payments and collections are exercised normally. lifecell’s cash position is conducive to sustain its operations.

We continue to monitor the developments in Ukraine and the potential impact on our operations. We oversee our action plans to ensure the safety of our employees and maintain our operations.

12

BeST[1]		Quarter			Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Number of subscribers (million)	1.5	1.5	-	1.5	1.5	-
Active (3 months)	1.1	1.1	-	1.1	1.1	-
Revenue (million BYN)	35.1	38.2	8.8%	110.2	107.4	(2.5%)
EBITDA (million BYN)	9.3	11.9	28.0%	27.9	31.8	14.0%
EBITDA margin (%)	26.4%	31.1%	4.7pp	25.4%	29.6%	4.2pp
Net loss (million BYN)	(8.2)	(5.1)	(37.8%)	(24.2)	(21.7)	(10.3%)
Capex (million BYN)	18.8	22.9	21.8%	46.8	56.1	19.9%
Revenue (million TRY)	119.3	267.3	124.1%	350.6	647.9	84.8%
EBITDA (million TRY)	31.5	83.1	163.8%	89.2	192.4	115.7%
EBITDA margin (%)	26.4%	31.1%	4.7pp	25.4%	29.7%	4.3pp
Net loss (million TRY)	(28.0)	(35.9)	28.2%	(77.0)	(126.0)	63.6%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues increased 8.8% year-on-year in Q322 in local currency terms. This was driven mainly by the rise in voice and data revenues, supported by price increases and upselling performance despite the decline in handset sales revenues. BeST’s EBITDA was at BYN11.9 million in Q322 with an EBITDA margin of 31.1% on a 4.7pp improvement. The decline in lower margin handset sales had a positive impact on EBITDA margin. BeST’s revenues in TRY terms grew by 124.1% year-on-year in Q322 and EBITDA margin was at 31.1%.

BeST provides LTE services in 6 regions through over 3.9 thousand sites to its customers at the end of Q322. BeST maintained to its leadership in the market in terms of 4G geographical coverage which has reached 88.5% in Q322. BeST has also continued to increase the penetration of 4G services. Accordingly, 4G subscribers comprised 77% of the 3-month active subscriber base as of Q322. Meanwhile, the average monthly data consumption of subscribers rose 16.4% year-on-year to 15.9 GB.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Quarter			Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Number of subscribers (million)	0.5	0.6	20.0%	0.5	0.6	20.0%
Revenue	81.7	125.4	53.5%	216.5	325.3	50.3%
EBITDA	34.7	48.3	39.2%	85.9	129.9	51.2%
EBITDA margin (%)	42.4%	38.5%	(3.9pp)	39.7%	39.9%	0.2pp
Net income	20.7	26.0	25.6%	42.8	68.8	60.7%
Capex	19.1	32.7	71.2%	47.6	97.8	105.5%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues grew 53.5% year-on-year in Q322, driven by higher data, handset sales, and voice revenues backed by increased mobility. The EBITDA of Kuzey Kıbrıs Turkcell rose 39.2% year-on-year leading to an EBITDA margin of 38.5%.

13

TECHFIN

Paycell Financial Data (million TRY)	Quarter			Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Revenue	118.8	244.0	105.4%	328.9	606.7	84.5%
EBITDA	55.1	109.0	97.8%	158.0	271.1	71.6%
EBITDA Margin (%)	46.4%	44.7%	(1.7pp)	48.1%	44.7%	(3.4pp)
Net Income	36.3	75.6	108.3%	106.4	190.8	79.3%

Paycell saw another quarter of strong performance registering 105.4% year-on-year revenue growth in Q322. This solid performance resulted mainly from the continued demand for digital payments which we addressed with a diverse product portfolio of mobile payment services. Paycell’s EBITDA rose 97.8% year-on-year, leading to an EBITDA margin of 44.7% in Q322. The growth is sustained by successful performance in all verticals, where increased POS solutions volume have a slight negative impact on EBITDA margin.

The transaction volumes across Paycell’s product portfolio continued to rise in Q322. The quarterly transaction volume (non-group) of Pay Later service doubled year-on-year to TRY979 million, which was utilized by 3-month active Pay Later users of 4.6 million in Q322. Meanwhile, Paycell card transactions increased to TRY2.4 billion, which was fourfold that of Q321. The transaction volume of total POS solutions accelerated to TRY4.0 billion with a quarterly increase of 37% where Android POS devices reached almost 15 thousand. Overall, the total transaction volume across all services reached TRY10.4 billion tripling year-on-year, which derived from an increase in 3-month active users to 7.3 million and their increased usage.

Financell Financial Data (million TRY)		Quarter		Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Revenue	162.9	255.3	56.7%	424.5	666.9	57.1%
EBITDA	119.6	123.1	2.9%	291.5	362.0	24.2%
EBITDA margin (%)	73.4%	48.2%	(25.2pp)	68.7%	54.3%	(14.4pp)
Net income	61.8	72.4	17.2%	225.1	216.9	(3.6%)

Financell registered strong year-on-year revenue growth of 56.7% in Q322 mainly due to greater loan portfolio and higher average interest rate on the loan portfolio compared to the same period of the last year and increase in insurance revenues. Meanwhile, Financell reported EBITDA growth of 2.9% year-on-year, resulting in an EBITDA margin of 48.2%. The decline in the EBITDA margin was mainly due to the increase in funding costs, higher interest rates, and lower receivable sales compared to the same quarter of last year.

The loan portfolio of Financell increased to TRY2.9 billion as of the end of Q322. Although the installment limitation on consumer loans for telecom devices still limits the growth of the loan portfolio, higher lending to corporate customers and greater mobility supported the loan portfolio. Accordingly, Financell has provided loans to over 19 thousand corporate customers to date. Financell’s cost of risk has slightly increased from 1.0% in Q222 to 1.3% in Q322, mainly due to expansion in the loan portfolio and a lower amount of receivable sales.

14

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 53.8 million as of September 30, 2022. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell, BeST and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q321	Q222	Q322	y/y%	q/q%
Turkcell Turkey subscribers (million)[1]	39.3	40.6	41.6	5.9%	2.5%
lifecell (Ukraine)	9.9	10.2	10.1	2.0%	(1.0%)
BeST (Belarus)	1.5	1.5	1.5	-	-
Kuzey Kıbrıs Turkcell	0.5	0.6	0.6	20.0%	-
Turkcell Group Subscribers (million)	51.2	52.8	53.8	5.1%	1.9%

(1) Subscribers to more than one service are counted separately for each service.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Nine Months
	Q321	Q222	Q322	y/y%	q/q%	9M21	9M22	y/y%
GDP Growth (Turkey)	7.9%	7.6%	n.a	n.a	n.a	12.1%	n.a	n.a
Consumer Price Index (Turkey)(yoy)	19.6%	78.6%	83.5%	63.9pp	4.9pp	19.6%	83.5%	63.9pp
US$ / TRY rate
Closing Rate	8.8433	16.6690	18.5038	109.2%	11.0%	8.8433	18.5038	109.2%
Average Rate	8.5212	15.5996	17.8817	109.8%	14.6%	8.1477	15.7864	93.8%
EUR / TRY rate
Closing Rate	10.3135	17.5221	17.9232	73.8%	2.3%	10.3135	17.9232	73.8%
Average Rate	10.0656	16.7104	18.0379	79.2%	7.9%	9.7550	16.7562	71.8%
US$ / UAH rate
Closing Rate	26.58	29.2549	36.5686	37.6%	25.0%	26.58	36.5686	37.6%
Average Rate	26.87	29.2549	35.3497	31.6%	20.8%	27.51	31.1243	13.1%
US$ / BYN rate
Closing Rate	2.5083	2.5235	2.4803	(1.1%)	(1.7%)	2.5083	2.4803	(1.1%)
Average Rate	2.5088	2.6634	2.5585	2.0%	(3.9%)	2.5591	2.6446	3.3%

15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under TFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with TFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with TFRS.

Turkcell Group (million TRY)	Quarter			Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Adjusted EBITDA	4,029.8	5,990.3	48.7%	10,802.2	15,322.4	41.8%
Depreciation and amortization	(1,817.6)	(2,397.7)	31.9%	(5,216.4)	(6,962.3)	33.5%
EBIT	2,212.2	3,592.6	62.4%	5,585.8	8,360.1	49.7%
Finance income	(170.3)	4.2	n.m	481.5	853.2	77.2%
Finance expense	(471.3)	(3,654.0)	675.3%	(3,980.9)	(10,918.0)	174.3%
Other operating income / (expense)	240.1	2,414.8	905.7%	2,053.8	5,772.0	181.0%
Investment activity Income / (expense)	22.1	526.1	2,280.5%	(10.6)	1,622.3	n.m
Share of profit of equity accounted investees	(2.1)	13.1	n.m	26.5	(61.5)	(332.1%)
Consolidated profit before income tax & minority interest	1,830.7	2,869.9	56.8%	4,156.1	5,628.2	35.4%
Income tax expense	(401.6)	(501.1)	24.8%	(509.5)	(571.2)	12.1%
Consolidated profit before minority interest	1,429.1	2,395.8	67.6%	3,646.6	5,056.9	38.7%

16

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2022. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe", "continue" and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2021 filed with the U.S. Securities and Exchange Commission, and in particular the risk factors section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY14.7 billion revenue in Q322 with total assets of TRY90.7 billion as of September 30, 2022. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

17

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Quarter			Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Net FX loss before hedging	(25.6)	(722.6)	2,722.7%	(1,401.3)	(3,450.9)	146.3%
Swap interest income/(expense)	(109.2)	(35.8)	(67.2%)	(333.2)	(156.0)	(53.2%)
Fair value gain on derivative financial instruments	(105.3)	(10.1)	(90.4%)	699.5	814.5	16.4%
Net FX gain / (loss) after hedging	(240.1)	(768.5)	220.1%	(1,035.0)	(2,792.4)	169.8%

Table: Income tax expense details

Million TRY	Quarter			Nine Months
	Q321	Q322	y/y%	9M21	9M22	y/y%
Current tax expense	(187.6)	(484.6)	158.3%	(574.9)	(723.4)	25.8%
Deferred tax income / (expense)	(214.0)	(16.5)	(92.3%)	65.4	152.1	132.6%
Income Tax expense	(401.6)	(501.1)	24.8%	(509.5)	(571.2)	12.1%

18

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS

INTERIM PERIOD

ENDED 30 SEPTEMBER 2022

(Convenience translation of a report and condensed consolidated financial statements originally issued in Turkish)

This report contains 48 pages.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATAMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

CONTENT	PAGE

1	ORGANIZATION AND OPERATIONS OF THE GROUP	8
2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS	10
3	SEGMENTAL REPORTING	14
4	RELATED PARTIES	16
5	PROPERTY, PLANT AND EQUIPMENT	20
6	INTANGIBLE ASSETS	21
7	RIGHT OF USE ASSETS	22
8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES	23
9	COMMITMENTS	28
10	OTHER OPERATING INCOME / EXPENSES	29
11	INCOME / EXPENSES FROM INVESTING ACTIVITIES	30
12	FINANCIAL INCOME / EXPENSES	31
13	INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	31
14	TAXATION ON INCOME	32
15	REVENUE	33
16	DERIVATIVE INSTRUMENTS	35
17	BORROWINGS	39
18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS	42
19	FINANCIAL INVESTMENT	46
20	CASH AND CASH EQUIVALENTS	48
21	EXPLANATIONS ON SEASONALITY	48
22	SUBSEQUENT EVENTS	48

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Unaudited	Audited

ASSETS	Note	30 September 2022	31 December 2021

Current Assets
Cash and cash equivalents	20	24,344,228	18,628,665
Financial assets		4,834,008	55,330
-Time deposits		634,459	4,164
-Financial assets at fair value through profit or loss	19	4,199,549	—
-Financial assets at fair value through other comprehensive income	19	—	51,166
Trade receivables		5,999,257	4,332,024
-Trade receivables due from related parties		242,273	175.170
-Trade receivables		5,756,984	4,156,854
Receivables from financial services		2,779,382	2,014,626
-Receivables from financial services from related parties		379	—
-Receivables from financial services		2,779,003	2,014,626
Other receivables		538,002	331,333
-Other receivables		538,002	331,333
Contract assets		1,681,493	1,180,236
-Contract assets from sale of goods and services contracts		1,681,493	1,180,236
Derivative instruments	16	2,487,151	2,131,070
Inventories		328,952	260,535
Prepaid expenses		449,339	271,595
-Prepaid expenses to related parties		21,626	6,965
-Prepaid expenses		427,713	264,630
Current tax assets		44,977	196,019
Other current asset		342,021	110,173
-Other current asset		342,021	110,173
TOTAL CURRENT ASSETS		43,828,810	29,511,606

Non-current Assets
Financial assets		2,460,785	1,376,645
-Financial assets at fair value through profit or loss	19	220,548	—
-Financial assets at fair value through other comprehensive income	19	2,240,237	1,376,645
Investments in equity accounted investees	13	1,006,406	678,584
Trade receivables		315,177	256,442
-Trade receivables		315,177	256,442
Receivables from financial services		234,533	137,559
-Receivables from financial services		234,533	137,559
Other receivables		292,755	162,980
-Other receivables		292,755	162,980
Contract assets		47,854	67,505
-Contract assets from sale of goods and services contracts		47,854	67,505
Investment property		20,689	16,588
Property, plant and equipment	5	19,593,455	18,002,779
-Plant, machinery and equipment		16,303,979	15,510,759
-Other tangible assets		3,289,476	2,492,020
Intangible assets	6	16,194,152	14,661,779
-Licenses		4,795,535	5,289,996
-Computer software		6,653,073	5,429,486
-Other intangible assets		4,697,123	3,893,876
-Goodwill		48,421	48,421
Right of use assets	7	3,103,852	2,983,648
Prepaid expenses		1,717,462	1,009,586
-Prepaid expenses to related parties		208	347
-Prepaid expenses		1,717,254	1,009,239
Deferred tax assets		1,811,386	1,799,612
Other non current assets		28,077	17,330
TOTAL NON-CURRENT ASSETS		46,826,583	41,171,037
TOTAL ASSETS		90,655,393	70,682,643

The accompanying notes form an integral part of these condensed consolidated financial statements.

1

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Unaudited	Audited

LIABILITIES	Note	30 September 2022	31 December 2021

Current liabilities
Short-term borrowings	17	9,486,620	4,762,578
Short-term borrowings from related parties	4	2,976,958	907,138
-Bank loans		2,541,544	762,613
-Lease liabilities		129,880	42,587
-Issued debt instruments		305,534	101,938
Short-term borrowings		6,509,662	3,855,440
-Bank loans		5,422,254	3,004,972
-Lease liabilities		846,398	850,468
-Issued debt instruments		241,010	—
Short-term portion of long-term borrowings	17	4,734,785	4,085,835
-Bank loans		3,723,194	3,340,237
-Issued debt instruments		1,011,591	745,598
Trade payables		5,360,315	5,037,635
-Trade payables to related parties		115,516	61,110
-Trade payables		5,244,799	4,976,525
Payables related to employee benefits		237,455	140,630
Other payables		1,937,990	1,606,940
-Other payables to related parties		3,380	4,046
-Other payables		1,934,610	1,602,894
Contract liabilities		618,828	459,289
-Contract liabilities from sale of goods and services contracts		618,828	459,289
Derivative instruments	16	30,567	71,325
Deferred revenue		127,542	111,136
-Deferred revenue from related parties		18,991	18,102
-Deferred revenue		108,551	93,034
Current tax liability		464,238	241,686
Current provisions		435,674	573,662
-Current provisions related to employee benefits		415,268	506,641
-Other current provisions		20,406	67,021
Other short-term liabilities		13,023	630
TOTAL CURRENT LIABILITIES		23,447,037	17,091,346

Non-current liabilities
Long-term borrowings	17	37,700,271	27,929,720
Long-term borrowings from related parties	4	70,374	54,749
-Lease liabilities		70,374	54,749
Long-term borrowings		37,629,897	27,874,971
-Bank loans		18,508,821	13,356,013
-Lease liabilities		2,061,198	1,958,061
-Issued debt instruments		17,059,878	12,560,897
Trade payables		283	—
-Trade payables from related parties		283	—
Contract liabilities		211,694	170,445
-Contract liabilities from sale of goods and services contracts		211,694	170,445
Deferred revenue		4,676	5,838
-Deferred revenue from related parties		—	1,139
-Deferred revenue		4,676	4,699
Non-current provisions		1,531,048	1,230,410
-Non-current provisions related to employee benefits		786,718	614,613
-Other non-current provisions		744,330	615,797
Deferred tax liabilities		1,370,016	928,554
Other non-current liabilites		858,626	764,058
TOTAL NON-CURRENT LIABILITIES		41,676,614	31,029,025
TOTAL LIABILITIES		65,123,651	48,120,371

The accompanying notes form an integral part of these condensed consolidated financial statements.

2

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Unaudited	Audited
	30 September 2022	31 December 2021
Equity
Equity attributable to owners of the parent	25,531,773	22,562,025
Paid-in capital	2,200,000	2,200,000
Treasury shares (-)	(118,399)	(128,057)
Share premiums	269	269
Additional paid-in capital	35,026	35,026
Other accumulated comprehensive (losses) not to be reclassified to profit or loss	(225,996)	(225,892)
- (Losses) on remeasurements of employee termination benefit	(225,996)	(225,892)
Other accumulated comprehensive (losses) to be reclassified to profit or loss	(2,004,698)	(1,165,727)
- Foreign currency translation reserve	1,630,141	2,036,379
- Hedging reserve	(1,883,542)	(1,595,923)
- Gains /(losses) on cash flow hedges	312,229	(9,746)
- (Losses) on hedges of net investment in foreign operations	(2,195,771)	(1,586,177)
- Changes in time value of options	(1,541,968)	(1,555,773)
- (Losses) on financial assets measured at fair value through other comprehensive income	(209,329)	(50,410)
Legal reserves	3,890,355	3,612,388
Retained earnings	16,698,276	13,202,920
Profit for the period	5,056,940	5,031,098
Non-controlling interests	(31)	247
TOTAL EQUITY	25,531,742	22,562,272
TOTAL LIABILITIES AND EQUITY	90,655,393	70,682,643

The accompanying notes form an integral part of these condensed consolidated financial statements.

3

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Unaudited
	Note	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021

Revenue	15	36,662,519	14,203,269	25,025,345	9,090,543
Revenue from financial services	15	1,172,040	459,218	703,682	263,690
TOTAL REVENUE		37,834,559	14,662,487	25,729,027	9,354,233

Cost of revenue (-)		(25,911,908)	(9,665,583)	(17,938,375)	(6,357,662)
Cost of revenue from financial services (-)		(425,710)	(186,482)	(196,235)	(71,005)
TOTAL COST OF REVENUE		(26,337,618)	(9,852,065)	(18,134,610)	(6,428,667)

Gross profit		10,750,611	4,537,686	7,086,970	2,732,881
Gross profit from financial services		746,330	272,736	507,447	192,685
TOTAL GROSS PROFIT		11,496,941	4,810,422	7,594,417	2,925,566

General administrative expenses (-)		(1,045,590)	(393,780)	(642,232)	(219,262)
Selling and marketing expenses (-)		(1,800,280)	(683,668)	(1,201,921)	(429,933)
Other operating income	10	6,070,924	2,523,195	2,538,621	342,007
Other operating expenses (-)	10	(298,909)	(108,413)	(484,791)	(101,896)
OPERATING PROFIT		14,423,086	6,147,756	7,804,094	2,516,482

Income from investment activities	11	1,622,331	526,107	61,472	23,945
Expenses from investment activities (-)	11	-	-	(72,102)	(1,851)
Impairment losses determined in accordance with TFRS 9 (-)		(291,008)	(140,360)	(164,499)	(64,137)
Share of profit /(loss) of equity accounted investees		(61,453)	13,093	26,512	(2,133)
PROFIT BEFORE FINANCIAL INCOME / (EXPENSES)		15,692,956	6,546,596	7,655,477	2,472,306
Financial income	12	853,167	4,231	481,492	(170,311)
Financial expenses (-)	12	(10,918,022)	(3,653,961)	(3,980,881)	(471,262)

PROFIT FROM CONTINUING OPERATIONS BEFORE TAX		5,628,101	2,896,866	4,156,088	1,830,733

Tax (expenses) / income from continuing operations		(571,241)	(501,098)	(509,512)	(401,612)
Current period tax expenses (-)		(723,363)	(484,604)	(574,892)	(187,579)
Deferred tax income /(expenses)		152,122	(16,494)	65,380	(214,033)

PROFIT FROM CONTINUING OPERATIONS		5,056,860	2,395,768	3,646,576	1,429,121

PROFIT FOR THE PERIOD		5,056,860	2,395,768	3,646,576	1,429,121

Profit for the period is attributable to:
Non-controlling interests		(80)	(64)	46	7
Owners of the Parent		5,056,940	2,395,832	3,646,530	1,429,114

Earnings per share (TL)		2,32	1,10	1.67	0.65

Earnings per share from continuing operations		2,32	1,10	1.67	0.65

The accompanying notes form an integral part of these condensed consolidated financial statements.

4

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Unaudited
	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021

PROFIT FOR THE PERIOD	5,056,860	2,395,768	3,646,576	1,429,121

Other comprehensive income / (expenses)

Items that will be reclassified to profit or loss:	(838,971)	(698,088)	51,415	234,390
Foreign currency exchange differences on translation of foreign operations	304,354	(611,713)	755,298	134,748
-Foreign currency exchange differences gains /(losses)on translation of foreign operations	304,354	(611,713)	755,298	134,748
Gain / (loss) on financial assets measured at fair value through other comprehensive income	(198,649)	14,224	(1,157)	(1,427)
Cash flow hedges - effective portion of changes in fair value	507,524	147,645	946,204	13,067
Cash flow hedges - reclassified to profit or loss	(88,683)	(11,215)	(828,386)	(6,900)
Changes in time value of options (-)	(30,034)	137,161	(508,846)	95,604
Changes in time value of options reclassified to profit/loss	47,291	31,977	94,377	45,890
Loss / (gain) on hedges of net investments in foreign operations(-)	(761,993)	(106,723)	(322,863)	11,260
Tax relating to other comprehensive income to be reclassified to profit / (loss)	(618,781)	(299,444)	(83,212)	(57,852)
- Foreign currency exchange differences gains/(losses) on translation of foreign operations, tax effect	(710,592)	(252,278)	(205,980)	(24,987)
- Gain / (loss) on financial assets measured at fair value through other comprehensive income, tax effect	39,730	(2,845)	231	284
- Cash flow hedges - effective portion of changes in fair value through comprensive income, tax effect	(96,866)	(31,838)	(24,929)	(2,600)
- Changes in time value of options through other comprehensive income, tax effect	(3,452)	(33,828)	82,894	(28,297)
- Loss /(gain) on hedges of net investments in foreign operations(-), tax effect	152,399	21,345	64,572	(2,252)
OTHER COMPREHENSIVE INCOME / (LOSS)	(838,971)	(698,088)	51,415	234,390

TOTAL COMPREHENSIVE INCOME	4,217,889	1,697,680	3,697,991	1,663,511

Total comprehensive income for the period is attributable to:	4,217,889	1,697,680	3,697,991	1,663,511
Non-controlling interests	(80)	(64)	46	7
Owners of the Company	4,217,969	1,697,744	3,697,945	1,663,504

Total comprehensive income for the period attributable to owners of the Company arises from:	4,217,969	1,697,744	3,697,945	1,663,504
Continuing operations	4,217,969	1,697,744	3,697,945	1,663,504

The accompanying notes form an integral part of these condensed consolidated financial statements.

5

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

					Other accumulated comprehensive (losses) not to be reclassified to profit or loss	Other accumulated comprehensive (losses) to be reclassified to profit or loss						Retained earnings
	Pain-in capital	Treasury shares (-)	Share premium	Additional paid-in capital	(Losses) on remeasurements of employee termination benefit	Gain (Losses) on financial assets measured at fair value through other comprehensive income	Loss on hedges of net investment in foreign operations	Gains / (losses) on cash flow hedges	Changes in time value of options	Foreign currency translation reserve	Legal reserves	Retained earnings	Profit for the period	Equity holders of the parent	Non-controlling interests	Total equity
Balances as at 1 January 2021	2,200,000	(147,914)	269	35,026	(94,684)	1,985	(339,478)	(151,045)	(607,714)	487,227	3,009,025	12,154,984	4,237,086	20,784,767	171	20,784,938
Transfers	—	—	—	—	—	—	—	—	—	—	456,604	3,780,482	(4,237,086)	—	—	—
Total comprehensive income / (expenses)	—	—	—	—	—	(926)	(258,291)	92,889	(331,575)	549,318	—	—	3,646,530	3,697,945	46	3,697,991
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	3,646,530	3,646,530	46	3,646,576
Other comprehensive income / (expenses)	—	—	—	—	—	(926)	(258,291)	92,889	(331,575)	549,318	—	—	—	51,415	—	51,415
Dividend paid	—	19,857	—	—	—	—	—	—	—	—	—	(2,585,787)	—	(2,565,930)	—	(2,565,930)
Balances as at 30 September 2021	2,200,000	(128,057)	269	35,026	(94,684)	1,059	(597,769)	(58,156)	(939,289)	1,036,545	3,465,629	13,349,679	3,646,530	21,916,782	217	21,916,999
Balances as at 1 January 2022	2,200,000	(128,057)	269	35,026	(225,892)	(50,410)	(1,586,177)	(9,746)	(1,555,773)	2,036,379	3,612,388	13,202,920	5,031,098	22,562,025	247	22,562,272
Transfers	—	—	—	—	—	—	—	—	—	—	277,967	4,753,131	(5,031,098)	—	—	—
Total comprehensive income / (expenses)	—	—	—	—	—	(158,919)	(609,594)	321,975	13,805	(406,238)	—	—	5,056,940	4,217,969	(80)	4,217,889
Profit for the period	—	—	—	—	—	—	—	—	—		—	—	5,056,940	5,056,940	(80)	5,056,860
Other comprehensive income / (expenses)	—	—	—	—	—	(158,919)	(609,594)	321,975	13,805	(406,238)	—	—	—	(838,971)	—	(838,971)
Acquisition of subsidiary (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49	49
Decrease due to other changes	—	—	—	—	(104)	—	—	—	—	—	—	—	—	(104)	(247)	(351)
Dividend paid	—	9,658	—	—	—	—	—	—	—	—	—	(1,257,775)	—	(1,248,117)	—	(1,248,117)
Balances as at 30 September 2022	2,200,000	(118,399)	269	35,026	(225,996)	(209,329)	(2,195,771)	312,229	(1,541,968)	1,630,141	3,890,355	16,698,276	5,056,940	25,531,773	(31)	25,531,742

The accompanying notes form an integral part of these condensed consolidated financial statements.

6

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Unaudited

	Note	30 September 2022	30 September 2021

A. CASH FLOWS FROM OPERATING ACTIVITIES		17,074,472	10,220,148
Profit for the period		5,056,860	3,646,576
Profit from the continuing operations		5,056,860	3,646,576
Adjustments to reconcile profit for the period to cash generated from operating activities:		17,069,976	9,293,988
Adjustments for depreciation and amortization expense	5-6-7	6,765,366	5,212,215
Adjustments for impairment loss	5-6	196,946	4,227
Adjustments for provisions		1,022,632	574,990
Adjustments for interest expense		1,138,303	477,037
Other adjustments related to reconciliation of profit / (loss)		(12,436)	(14,627)
Adjustments for fair value (gain) on derivative instruments		(231,951)	(686,261)
Adjustments for tax expense		571,241	509,512
Adjustments for gain on sale of property, plant, and equipment		(66,601)	(29,436)
Adjustments for fair value (gain) on financial assets		(992,477)	—
Adjustments for share on profit / (loss) of investments in equity accounted investees		61,453	(26,512)
Adjustments for unrealized foreign exchange losses		8,617,500	3,272,843

Changes in Working Capital:		(4,325,658)	(2,059,852)
Adjustments for (increase) in trade receivables		(1,869,292)	(983,042)
Adjustments for (increase) inventories		(68,417)	(80,649)
(Increase) in receivables from financial services		(886,276)	(29,452)
(Increase) / decrease in other assets		(242,157)	18,634
Adjustments for (increase) in other receivables		(162,566)	(129,096)
Adjustments for (increase) in contract assets		(484,182)	(32,757)
Adjustments for (decrease) in trade payables		(238,386)	(732,542)
(Increase) in prepaid expense		(246,653)	(152,607)
Adjustments for increase in contract liabilities		200,788	85,873
Increase in deferred revenue		15,244	15,142
Adjustments for increase in other payables		427,875	577,238
(Decrease) in other liabilities		(771,636)	(616,594)
Cash generated by operating activities		17,801,178	10,880,712
Interest paid		(1,695,303)	(995,031)
Income tax paid		(349,769)	(562,023)
Interest received		1,318,366	896,490

B. CASH FLOWS FROM INVESTING ACTIVITIES		(13,746,739)	(6,383,801)
Cash outflows from purchases of property, plant and equipment	5	(4,188,503)	(3,415,149)
Cash outflows from purchases of intangible assets	6	(4,212,082)	(2,870,298)
Cash inflows from sale of property, plant and equipment and intangible assets		166,072	96,521
Cash outflows from acquisition of subsidiary		—	(86,703)
Cash outflows from acquisition or contribution of share capital in joint ventures / associates		(389,275)	(350,018)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		62,419	265,765
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(3,896,286)	(502,446)
Other cash inflows / (outflows)		(650.086)	28,555
Change in other cash advances given		(638,998)	449,972

C. CASH FLOWS FROM FINANCING ACTIVITIES		2,284,336	(3,548,183)
Cash inflows from proceeds from borrowings		22,389,854	6,597,953
Cash inflows from proceeds from issues of bonds		1,327,594	92,157
Cash outflows from repayments of borrowings		(17,368,583)	(7,158,646)
Dividend payment		(1,248,117)	(1,723,858)
Cash outflows from repayments of bonds		(1,416,871)	(142,157)
Cash outflows from payments of lease liabilities		(1,575,460)	(1,089,265)
Cash inflows from derivative instruments		1,317,695	647,886
Cash outflows from derivative instruments		(1,141,776)	(740,209)
Other cash outflows		—	(32,044)

CHANGE IN CASH AND CASH EQUIVALENTS BEFORE FOREIGN CURRENCY TRANSLATION RESERVE EFFECT (A+B+C)		5,612,069	288,164

D. FOREIGN CURRENCY TRANSLATION RESERVE EFFECT ON CASH AND CASH EQUIVALENTS		91,439	168,744

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		5,703,508	456,908

E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20	18,619,881	11,860,555

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (A+B+C+D+E)	20	24,323,389	12,317,463

The accompanying notes form an integral part of these condensed consolidated financial statements.

7

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE GROUP

Turkcell İletişim Hizmetleri Anonim Şirketi (the “Company” or “Turkcell”) was incorporated in Turkey on
5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydınevler Mahallesi İnönü Caddesi No: 20, Küçükyalı Ofispark/İstanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states. The main areas of activity of Turkcell are business and services predicted in tender for GSM (“Global System for Mobile Communications”) Pan Europe Telecommunication System signed with Turkish Repuclic Ministry of Transportation and Infrastructure (“Ministry”) and also telephone, telecommunication and similar services, activities within the scope of authorization regarding IMT services and infrastructures without breaking the law of Post and Telegraph Organization (“PTT”).

As of 30 September 2022, the capital shares and voting rights of TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are respectively 26.2% and 19.8%. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%. The Group’s immediate and ultimate parents are TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) and Türkiye Varlık Fonu (“TVF”) as of 30 September 2022, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016. The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 September 2022.

As of 30 September 2022, Turkcells’ shares (the Company) have been quoted on Borsa Istanbul (“BIST”) and New York Stock Exchange – (“NYSE”).

The condensed consolidated financial statements for the nine months interim period ended 30 September 2022 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate and a joint venture have been approved for issue by the Board of Directors  on 3 November 2022.

As of 30 September 2022, The Company’s subsidiaries, associates and joint ventures are as follows:

Subsidiaries	Country	Nature of Business
Turktell Bilişim Servisleri A.Ş. (“Turktell”)	Turkey	Information technology, value added GSM services and entertainment investments
Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”)	Turkey	Telecommunications
Turkcell Satış ve Dijital İş Servisleri Hizmetleri A.Ş. (“Turkcell Satış”)	Turkey	Sales, delivery and digital sales services
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”)	Turkey	Research and development
Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”)	Turkey	Property investments
Turkcell Dijital İş Servisleri A.Ş (“Turkcell Dijital”)	Turkey	Digitalization services and products
Turkcell Dijital Eğitim Teknolojileri A.Ş (“Dijital Eğitim”) (*)	Turkey	Education technologies
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. (“Atmosware Teknoloji”)	Turkey	Develop software products and services, training software developers
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”)	Turkey	Electricity energy trade and wholesale and retail electricity sales
Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”)	Turkey	Renewable energy production
Turkcell Finansman A.Ş. (“Turkcell Finansman”)	Turkey	Consumer financing services
Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”)	Turkey	Insurance agency activities

(*) Dijital Eğitim has been incorparated respectivelty with the shareholding percentage 51% and 49% by Turkcell Dijital which is fully owned by the Group and Şahinkaya Özel Eğitim Kurumları A.Ş. to offer education and communication solutions compatible with new generation technologies. Initial capital is TL 100 and registration and announcement of the respective Company was completed on 11 March 2022.

8

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (continued)

Subsidiaries (continued)	Country	Nature of Business
Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”) (**)	Turkey	Digital agency activities
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”)	Turkey	Payment services and e-money
Lifecell Dijital Servisler ve Çözümler A.Ş (“Lifecell Dijital Servisler”)	Turkey	Development and providing of digital services and products
Lifecell Bulut Çözümleri A.Ş. (“Lifecell Bulut”)	Turkey	Cloud solutions services and other services
Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”)	Turkey	Online radio, television and on-demand streaming services
Lifecell Müzik Yayın ve İletim A.Ş. (“Lifecell Müzik”)	Turkey	Radio, television and on-demand streaming services
Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”)	Turkey	Telecommunications infrastructure business
LLC UkrTower (“UkrTower”)	Ukraine	Telecommunications infrastructure business
Beltower LLC (“Beltower”)	Republic of Belarus	Telecommunications infrastructure business
East Asian Consortium B.V. (“Eastasia”)	Netherlands	Telecommunications investments
Kıbrıs Mobile Telekomünikasyon Limited Şirketi (“Kıbrıs Telekom”)	Turkish Republic of Northern Cyprus	Telecommunications
Lifecell Digital Limited Şirketi (“Lifecell Dijital”)	Turkish Republic of Northern Cyprus	Telecommunications
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”)	Turkey	Customer relations and human resources management
LLC Global Bilgi (“Global Ukrayna”)	Ukraine	Customer relations management
Rehberlik Hizmetleri A.Ş. (“Rehberlik Hizmetleri”)	Turkey	Directory assistance
Lifecell Ventures Coöperatief U.A. (“Lifecell Ventures”)	Netherland	Telecommunications investments
LLC lifecell (“lifecell”)	Ukraine	Telecommunications
Paycell Limited Liability Company (“Paycell LLC”)	Ukraine	Consumer financing services, payment services, e-money
Turkcell Europe GmbH (“Turkcell Europe”)	Germany	Telecommunications
Yaani Digital BV (“Yaani”)	Netherland	Internet search engine and browser services
BiP Digital Communication Technologies B.V (“BiP B.V.”)	Netherland	Providing digital services and products
BiP İletişim Teknolojileri ve Dijital Servisler A.Ş. (“BiP A.Ş.”)	Turkey	Providing digital services and products
Beltel Telekomünikasyon Hizmetleri A.Ş. (“Beltel”)	Turkey	Telecommunications investments
CJSC Belarusian Telecommunications Network (“BeST”)	Republic of Belarus	Telecommunications
Lifetech LLC (“Lifetech”)	Republic of Belarus	Information technology, programming and technical support
Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”)(***)	Turkey	Venture capital investment fund

(**) Turkcell Dijital Sigorta, in which fully owned by Turkcell Finansman was established to offer insurance activitites based on digital and innovative technologies and registration and announcement of the respective Company was completed on 21 June 2022.

(***) In accordance with business model of the Group, Turkcell GSYF has been established by on 28 March 2022 by RE-PIE Portföy Yönetimi A.Ş.(“RE-PIE) to invest in initiatives that create synergies with the Group's strategic focus areas and also Turkcell contributes. Turkcell GSYF has been included to the condensed consolidated financial statements as of 30 September 2022 in accordance with the “TFRS 10 Consolidated Financial Statements”.

9

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (continued)

Associates	Country	Nature of Business
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“TOGG”)	Turkey	Electric passenger car development, production and trading activities

Joint Venture	Country	Nature of Business
Sofra Kurumsal ve Ödüllendirme Hizmetleri A. Ş. (“Sofra”)	Turkey	Meal coupons and cards
2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS
2.1	Basis of presentation

The Group prepared its interim condensed financial statements as at and for the nine month interim period ended 30 September 2022 in accordance with Turkish Accounting Standards No:34 Interim Financial Reporting.The Group’s interim condensed consolidated financial statement does not include all disclosures and notes that should be included at year-end financial statements. Therefore, the interim condensed consolidated financial statements should be examined together with the 31 December 2021 year-end financial statements.

The accompanying consolidated financial statements are prepared in accordance with Communiqué Serial II, No: 14,1, “Principles of Financial Reporting in Capital Markets” (“the Communiqué”) published in the Official Gazette numbered 28676 on 13 September 2013. According to Article 5 of the Communiqué, interim condensed consolidated financial statements are prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) issued by Public Oversight Accounting and Auditing Standards Authority (“POA”), its addendum and interpretations. The Group’s interim condensed consolidated financial statements are presented in accordance with announcement regarding “Formats of Financial Statements and its Notes” by POA on 7 June 2013. The Group has made required adjustments and classifications in accordance with “the illustrative Financial Statements and User Guide” and “2022 TFRS Taxonomy” published by POA on 10 October 2022.

a)	Correction of financial statements during the hyperinflationary periods

POA made an announcement on 20 January 2022 whether entities applying Turkish Financial Reporting Standards (“TFRS”) will apply TAS 29 Financial Reporting in Hyperinflationary Economies (“TAS 29”) in the 2021 financial reporting period. According to this announcement, it is stated that entities applying TFRS do not need to make any adjustments within the scope of TAS 29 in their financial statements for year ended 2021. As of the reporting date, there is no updated announcement has been made by the POA regarding the scope and application of TAS 29. In this context, no inflation adjustment was made according to TAS 29 in the condensed consolidated financial statements as of 30 September 2022.

2.2	Change in accounting policies

Material changes in accounting policies and material errors are applied, retrospectively by restating the prior period consolidated financial statements. There is no change in judgments and critical accounting estimates compared to prior year used in interim condensed consolidated financial statements as of 30 September 2022.

10

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)
2.3	New standards and interpretations
a)	Standards, amendments and interpretations that are issued but not effective as of 30 September 2022:

●	Amendments to TAS 1, Presentation of financial statements’ on classification of liabilities; effective date deferred until accounting periods starting not earlier than 1 January 2024. These narrow-scope amendments to TAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what TAS 1 means when it refers to the ‘settlement’ of a liability.

●	Narrow scope amendments to TAS 1, Practice statement 2 and TAS 8; effective from annual periods beginning on or after 1 January 2023. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

●	Amendment to TAS 12 – Deferred tax related to assets and liabilities arising from a single transaction; effective from annual periods beginning on or after 1 January 2023. These amendments require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

●	TFRS 17, ‘Insurance Contracts’, as amended in December 2021; effective from annual periods beginning on or after 1 January 2023. This standard replaces TFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. TFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.
11

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)
2.3	New standards and interpretations (continued)
b)	Standards, amendments, and interpretations applicable as of 30 September 2022
●	Amendments to TFRS 7, TFRS 4 and TFRS 16 Interest Rate Benchmark Reform Phase 2 (effective from annual periods beginning on or after 1 January 2021); The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The Phase 2 amendments provide additional temporary reliefs from applying specific TAS 39 and TFRS 9 hedge accounting requirements to hedging relationships directly affected by IBOR reform.

●	Amendments to TFRS 4 Insurance Contracts – deferral of TFRS 9 (effective from annual periods beginning on or after 1 January 2021); These amendments defer the date of application of TFRS 17 by two years to 1 January 2023 and change the fixed date of the temporary exemption in TFRS 4 from applying TFRS 9, Financial instrument until 1 January 2023.

●	Amendment to TFRS 16, ‘Leases’ – Covid-19 related rent concessions Extension of the practical expedient (effective 1 April 2021); As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. In May 2020, the TASB published an amendment to TFRS 16 that provided an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. On 31 March 2021, the TASB published an additional amendment to extend the date of the practical expedient from 30 June 2021 to 30 June 2022. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

●	A number of narrow-scope amendments to TFRS 3, TAS 16, TAS 37 and some annual improvements on TFRS 1, TFRS 9, TAS 41 and TFRS 16; effective from annual periods beginning on or after 1 January 2022.

o	Amendments to TFRS 3, ‘Business combinations’ update a reference in TFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

o	Amendments to TAS 16, ‘Property, plant and equipment’ prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

o	Amendments to TAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making.

Annual improvements make minor amendments to TFRS 1, ‘First-time Adoption of TFRS’, TFRS 9, ‘Financial Instruments’, TAS 41, ‘Agriculture’ and the Illustrative Examples accompanying TFRS 16, ‘Leases’.

12

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.4	Significant events during the period
a)	Developments regarding the operations in Ukraine

The company's subsidiaries Lifecell, UkrTower, Global LLC and Paycell LLC provide telecommunications services, telecommunications infrastructure management, customer relationship management and mobile payment services in Ukraine, respectively. Our Ukraine operations constitute approximately 9% of our net sales and 14% of our fixed assets for the period ending on 30 September 2022. With the start of the Russia-Ukraine war on 24 February 2022, uncertainties regarding the Group's activities in Ukraine emerged. The impact of this situation on our operations is closely monitored, and our corporate action plans regarding the continuation of operations and the safety and health of our employees are updated instantly according to developments. As of the end of September, 91% of the daily average stores across the country are open. The telecommunications equipment available in the territory currently occupied by Russia and the revenue generated in this territory is not significant compared to our total assets and the total revenue we generate. Liquidity is mostly held in creditor banks, and the cash position is suitable for the continuation of operations. The occupation is not expected to have any impact on the continuity of the Group. As of 30 September 2022, the network and other equipment in the regions under Russian control where active military operations continues and in Ukraine-controlled areas that have not been operating for more than 92 days, have been impaired. As of 30 September 2022, the amount of impairment recognized in the condensed consolidated financial statements is TL 231,472. A general impairment assessment has been made and it has been concluded that there is no need for an impairment test.

b)	Financial investments

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with TFRS 9. An example of an investment-linked insurance fund is a fund held by an entity as the underlying items for a Group of insurance contracts with direct participation features. For the purposes of this election, insurance contracts include investment contracts with discretionary participation features. An entity shall make this election separately for each associate or joint venture, at initial recognition of the associate or joint venture. If the entity makes that election, the entity shall apply the equity method to any remaining portion of its investment in an associate that is not held through a venture capital organisation, or a mutual fund, unit trust and similar entities including investment-linked insurance funds (Note 19).

13

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)
2.5	Comparative information and adjustment effect on previous financial statement

Consolidated financial statements of the Group have been prepared comparatively with the prior period in order to give information about financial position and performance. In order to maintain consistency with current year consolidated financial statement, comparative information is reclassed and significant changes are disclosed if necessary.

Amounting to TL 30,075 presented under “Short term trade receivables” in the consolidated financial statements for the year ended 31 December 2021 is reclassified to “Short term trade receivables due from related parties” in the current year.

This reclassification has no impact on consolidated profit or loss and cash flow.

3	SEGMENTAL REPORTING

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline, Turkcell Satış’s digital business services, Turkcell Dijital, Dijital Eğitim, Turkcell Global Bilgi group operations, Turktell, Atmosware Teknoloji, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Müzik, BiP A.Ş.

Turkcell International reportable segment includes the operations of Lifecell, BeST, Kıbrıs Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global Ukrayna, Turkcell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP B.V.

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Ödeme, Turkcell Sigorta, Turkcell Dijital Sigorta and Paycell LLC.

Other reportable segment mainly comprises non-Group call center operations of Turkcell Global Bilgi, Turkcell Satış’s other operations, Turkcell Enerji, Boyut Enerji and Turkcell GSYF’s operations.

The Board primarily uses EBITDA (earnings before interest, tax, depreciation and amortization) to assess the performance of the operating segments. EBITDA is calculated by the Group by adding depreciation and amortization to the net amount of sales revenue, cost of sales, marketing and general administrative expenses. Reconciliation of EBITDA to the consolidated profit for the period is included in the accompanying notes.

EBITDA is not a financial measure defined by TFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Information about segments is presented at below.

14

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3	SEGMENTAL REPORTING (continued)

	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Total segment revenue	28,402,287	19,534,179	4,541,006	2,463,701	1,265,937	745,878	5,402,735	3,680,669	(1,777,406)	(695,400)	37,834,559	25,729,027
Inter-segment revenue	(162,111)	(131,372)	(101,841)	(68,633)	(93,897)	(42,196)	(1,419,557)	(453,199)	1,777,406	695,400	—	—
Revenue from external customers	28,240,176	19,402,807	4,439,165	2,395,068	1,172,040	703,682	3,983,178	3,227,470	—	—	37,834,559	25,729,027
EBITDA	11,988,152	8,916,334	2,310,449	1,200,208	627,638	447,041	415,035	276,072	(18,899)	(37,448)	15,322,375	10,802,207

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Total segment revenue	11,075,680	7,050,278	1,634,650	915,345	499,127	281,492	2,211,837	1,376,985	(758,807)	(269,867)	14,662,487	9,354,233
Inter-segment revenue	(52,550)	(49,086)	(34,438)	(25,539)	(39,909)	(17,802)	(631,910)	(177,440)	758,807	269,867	—	—
Revenue from external customers	11,023,130	7,001,192	1,600,212	889,806	459,218	263,690	1,579,927	1,199,545	—	—	14,662,487	9,354,233
EBITDA	4,758,705	3,316,424	846,417	451,164	230,297	173,808	156,373	97,539	(1,521)	(9,102)	5,990,271	4,029,833

15

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3	SEGMENTAL REPORTING (continued)

Reconcilation regarding to Profit for the period and EBITDA

	Nine months ended 30 September	Three months ended 30 September	Nine months ended 30 September	Three months ended 30 September
	2022	2022	2021	2021

PROFIT FOR THE PERIOD	5,056,860	2,395,768	3,646,576	1,429,121

Add(Less):

Tax expenses	571,241	501,098	509,512	401,612
Other operating income	(6,070,924)	(2,523,195)	(2,538,621)	(342,007)
Other operating expenses	298,909	108,413	484,791	101,896
Income from investment activities	(1,622,331)	(526,107)	(61,472)	(23,945)
Expenses from investment activities (-)	—	—	72,102	1,851
Financial income	(853,167)	(4,231)	(481,492)	170,311
Financial expenses	10,918,022	3,653,961	3,980,881	471,262
Depreciation, amortization and
impairment expenses	6,962,312	2,397,657	5,216,442	1,817,599
Share of profit /(loss) of equity
accounted investees	61,453	(13,093)	(26,512)	2,133
Consolidated EBITDA	15,322,375	5,990,271	10,802,207	4,029,833
4	RELATED PARTIES

Transactions with related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 September 2022 and 2021.

The Company provides additional benefits in addition to the remuneration of its key management personnel and contributes to pension plans. The company is obliged to contribute to pension plans a certain percentage of personnel.

The benefits paid and provided to key management personnel during the nine month interim periods ended 30 September 2022 and 2021 are as follows:

	Nine months ended 30 September 2022	Three months ended 30 September 2022	Nine months ended 30 September 2021	Three months ended 30 September 2021

Short-term benefits	107,928	35,256	66,444	22,097
Long-term benefits	1,095	483	763	316
Termination benefits	772	493	168	82
Share based payments	—	—	2,924	975
	109,795	36,232	70,299	23,470
16

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4	RELATED PARTIES (continued)

Transactions with other related parties

Material transactions with related parties during the nine month interim periods ended 30 September 2022 and 2021 are as follows:

Revenues:	Nine months ended 30 September 2022	Three months ended 30 September 2022	Nine months ended 30 September 2021	Three months ended 30 September 2021

Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”)	402,707	198,972	—	—
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	104,925	34,188	162,690	64,851
Türk Hava Yolları A.Ş. (“THY”)	91,761	34,602	48,972	18,298
TOGG	44,919	2,159	4,997	136
Ziraat Bankası A.Ş. (“Ziraat Bankası”)	43,265	15,664	35,872	11,389
Güneş Express Havacılık A.Ş. (“Sun Express”)	40,895	22,166	12,096	5,447
Türk Telekomünikasyon A.Ş (“TT”)	35,593	19,517	—	—
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş. (“Türksat”)	29,758	10,870	26,577	10,393
Türkiye Vakıflar Bankası TAO (“Vakıfbank”)	18,510	9,913	11,027	3,246
Türkiye Halk Bankası AŞ (“Halkbank”)	9,124	3,965	5,894	2,247
Türkiye Hayat ve Emeklilik A.Ş.	8,822	3,813	8,443	1,912
Ziraat Katılım Bankası A.Ş. (“Ziraat Katılım”)	3,983	1,051	2,102	554
BIST	3,558	651	9,438	4,365
Kredi Kayıt Bürosu A.Ş. (“KKB”)	1,286	576	2,181	827
Sofra	1,109	369	787	239
Türkiye Sigorta A.Ş. (“Türkiye Sigorta”)	767	327	1,898	137
PTT	328	237	361	29
Other	15,845	4,525	7,649	3,754
	857,155	363,565	340,984	127,824

Expenses:	Nine months ended 30 September 2022	Three months ended 30 September 2022	Nine months ended 30 September 2021	Three months ended 30 September 2022

EPİAŞ	1,252,105	549,685	380.865	194.150
Türk Telekom	478,258	220,846	—	—
TT Mobil	381,331	190,838	—	—
Türksat	47,821	13,952	41.331	13.610
Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”)	25,590	8,688	12.578	4.019
Sofra	24,935	8,261	21.785	7.156
PTT	15,634	6,146	9.230	3.310
Other	72,674	46,075	26.391	3.798
	2,298,348	1,044,491	492.180	226.043

TVF becomes the largest shareholder of Türk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Türk Telekom has been reported as related party as of 31 March 2022. Transactions between the Group and Türk Telekom are related with telecommunication services.

17

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4	RELATED PARTIES (continued)

Financial instruments

Financial instruments with related parties as of 30 September 2022 and 31 December 2021 are as follows:

	30 September 2022	31 December 2021
Banks - Time deposits	11,309,554	7,720,468
Banks - Demand deposits	234,376	154,291
Currency protected time deposit (*)	1,381,615	—
Bank borrowings	(2,541,544)	(762,613)
Debt securities issued	(305,534)	(101,938)
Lease liabilities	(200,254)	(97,336)
Impairment loss provision	(5,671)	(5,001)
	9,872,542	6,907,871

(*) The Group has converted its currency deposit account in Vakıfbank amounting to USD 15,000 and EUR 50,000 into currency protected TL time deposit accounts.

As of 30 September 2022, the amount of letters of guarantee given to the related parties is TL 127,947
(31 December 2021: TL 97,135).

Details of the time deposits at related parties as of 30 September 2022 and 31 December 2021 are as follows:

	30 September 2022	31 December 2021
Ziraat Bankası	4,216,592	2,681,804
Vakıfbank	3,879,033	2,205,630
Halkbank	1,988,908	2,432,802
Ziraat Katılım Bankası A,Ş,	1,225,021	400,168
Other	—	64
	11,309,554	7,720,468

Details of time deposits as of 30 September 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 September 2022
310,540	USD	3.5%	October 2022	5,751,300
126,785	EUR	2.3%	October 2022	2,272,878
3,282,702	TL	19.5%	October 2022	3,284,293
54	GBP	0.1%	October 2022	1,083
				11,309,554

Details of the bank borrowings at related parties as of 30 September 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 September 2022
1,757,000	TL	15.8% - 28.8%	October 2022 - May 2023	1,867,405
402,275	TL	14.8% - 19.2%	October 2022 - May 2023	407,673
89,997	RMB	3.7%	February 2023	230,951
35,000	TL	14.8%	August 2023	35,515
				2,541,544
18

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4	RELATED PARTIES (continued)

Financial instruments (continued)

Details of the debt securities at related parties as of 30 September 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 September 2022
200,000	TL	19.3%	December 2022	201,760
100,000	TL	23.8%	October 2022	103.774
				305,534

Details of the lease liabilities at related parties as of 30 September 2022 are as follows:

Currency	Effective Interest Rate	Payment Period	30 September 2022
EUR	0.1% - 3.7%	2022 - 2024	66,544
TL	11.7% - 44.5%	2022 - 2036	133,710
			200,254

Interest income from related parties	Nine months ended 30 September 2022	Three months ended 30 September 2022	Nine months ended 30 September 2021	Three months ended 30 September 2021

Vakıfbank	322,505	108,206	77,836	7,737
Ziraat Bankası	124,010	90,645	80,372	7,727
Halkbank	67,024	38,407	143,916	13,651
Other	4,680	21	2,300	85
	518,219	237,279	304,424	29,200

Interest expense to related parties	Nine months ended 30 September 2022	Three months ended 30 September 2022	Nine months ended 30 September 2021	Three months ended 30 September 2021

Vakıfbank	147,055	87,781	6,641	6,517
Ziraat Bankası	40,422	22,604	3,910	1,103
Halk Varlık Kiralama AŞ
(“Halk Varlık Kiralama”)	27,320	15,779	2,560	—
Other	89	24	419	334
	214,886	126,188	13,530	7,954

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPİAŞ are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAŞ are related to infrastructure services; transactions between the Group and Halkbank, Halk Varlık Kiralama A.Ş., Ziraat Bankası, Ziraat Yatırım and Vakıfbank are related to banking services;; transactions between the Group and Türksat are related to telecommunication services and transactions between the Group and Borsa İstanbul (BIST) are related to stock market services. Receivables from related parties are not collateralized.

19

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the period ended 30 September 2022, are as follows:

Cost	1 January 2022	Addition	Disposals	Transfer	expenses	Transfer to investment property	Foreign currency translations	30 September 2022
Network infrastructure (All operational)	34,307,250	1,504,734	(220,893)	1,843,485	—	—	1,417,162	38,851,738
Land and buildings	1,720,401	52,532	(62)	1,091	—	(50,971)	7,673	1,730,664
Equipment, fixtures and fittings	1,102,084	138,520	(43,377)	16,612	—	—	28,868	1,242,707
Motor vehicles	51,138	—	(174)	410	—	—	5,313	56,687
Leasehold improvements	329,758	8,563	(2,590)	279	—	—	658	336,668
Electricity production power plant	103,750	—	—	—	—	—	—	103,750
Construction in progress	810,568	2,597,902	(4,538)	(1,868,958)	(1,243)	—	13,526	1,547,257
	38,424,949	4,302,251	(271,634)	(7,081)	(1,243)	(50,971)	1,473,200	43,869,471

Accumulated depreciation and impairment
Network infrastructure (All operational)	18,796,491	2,470,157	(137,191)	—	200,257	—	1,218,045	22,547,759
Land and buildings	443,425	63,894	—	—	211	(40,990)	4,659	471,199
Equipment, fixtures and fittings	821,201	68,684	(37,719)	—	1,573	—	26,991	880,730
Motor vehicles	47,105	2,244	(174)	—	—	—	5,291	54,466
Leasehold improvements	312,026	6,383	(2,588)	—	25	—	497	316,343
Electricity production power plant	1,922	3,597	—	—	—	—	—	5,519
	20,422,170	2,614,959	(177,672)	—	202,066	(40,990)	1,255,483	24,276,016

Property, plant and equipment, net	18,002,779	1,687,292	(93,962)	(7,081)	(203,309)	(9,981)	217,717	19,593,455

Depreciation expenses for the nine month interim period ended 30 September 2022 amounting to TL 2,818,268 including impairment losses are recognized in cost of revenue.

20

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6	INTANGIBLE ASSETS

The movements of intangible assets for the period ended 30 September 2022, are as follows:

Cost	1 January 2022	Additions	Disposals	Transfer	Impairment expenses	Foreing currency translations	30 September 2022
GSM and other telecominication licences	10,742,945	193	(1,894)	903	—	145,735	10,887,882
Computer software	14,437,848	2,253,530	(56,043)	108,158	—	232,682	16,976,175
Transmission line software	89,263	386	—	—	—	—	89,649
Indefeasible right of usage	166,122	2,248	—	—	—	—	168,370
Brand name	12,211	339	(18)	74	—	906	13,512
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	48,421	—	—	—	—	—	48,421
Subscriber acquisition cost	6,645,600	1,769,497	—	—	—	50,998	8,466,095
Electricity production license	182,881	—	—	—	—	—	182,881
Other	256,282	67,288	(443)	2	—	5,794	328,923
Construction in progress	15,743	118,601	(226)	(102,056)	—	(412)	31,650
	32,612,828	4,212,082	(58,624)	7,081	—	435,703	37,209,070

Accumulated amortization
GSM and other telecominication licences	5,452,949	571,489	(1,894)	—	306	69,497	6,092,347
Computer software	9,008,362	1,217,533	(54,592)	—	3,077	148,722	10,323,102
Transmission line software	79,919	3,425	—	—	(10,077)	—	73,267
Indefeasible right of usage	68,506	8,863	—	—	—	—	77,369
Brand name	7,345	55	(18)	—	—	10	7,392
Customer base	13,522	328	—	—	—	—	13,850
Subscriber acquisition cost	3,165,629	992,169	—	—	—	41,906	4,199,704
Electricity production license	3,382	—	—	—	—	—	3,382
Other	151,435	72,185	(443)	—	331	997	224,505
	17,951,049	2,866,047	(56,947)	—	(6,363)	261,132	21,014,918

Intangible assets, net	14,661,779	1,346,035	(1,677)	7,081	6,363	174,571	16,194,152

Amortization expense on intangible assets for the nine month interim period ended 30 September 2022 amounting to TL 2,859,684 are recognized in cost of revenue.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software for the nine month interim period ended 30 September 2022 amounting to TL 378,550.

21

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7	RIGHT OF USE ASSETS

Closing balances of right of use assets and depreciation and amortization expenses for as of 30 September 2022 is stated as below:

	Site rent	Building	Network Equipment	Vehicles	Right of Way	Licenses	Other	Total

Balances at 1 January 2022	1,521,783	283,175	262,267	135,530	45,307	631,630	103,956	2,983,648
Depreciation and amortization charge for the period	(709,104)	(62,237)	(275,070)	(41,150)	(21,576)	(83,953)	(89,222)	(1,282,312)
Balances at 30 September 2022	1,566,532	339,747	163,766	99,603	149,928	650,125	134,151	3,103,852

As at 30 September 2022, right of use assets are amounting to TL 1,413,249 are capitalized by the Company. Interest expenses on lease liabilities for the nine and three months ended 30 September 2022 are respectively TL 374,567 and TL 127,645; impairment losses are TL 1,282,312 and TL 462,988.

22

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company at 30 September 2022.

Disputes on Special Communication Tax and Value Added Tax

Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time.

As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favor of the Company with its definitive judgment. Thus, the case was finalized in favor of the Company, the assessment of the SCT for the year 2011 was structured within the scope of Law No. 6736 and TL 47,534 overpaid amount was returned to the Company in 2021 by deduction from the debts of the Company to the State. On the other hand, upon the favorable decision taken in this case, a lawsuit was filed for the cancellation of the tacit rejection of the restructure request of the SCT assessment with tax penalty for the period 2011 within the scope of Law No. 6736 and request of collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest until the collection date. The Court partially accepted the case; and decided to cancel the tacit rejection act for the TL 47,269 part, and to return this amount to the Company together with the interest to be calculated at the deferred interest rate determined in accordance with the Law No. 6183 as of the collection date. The parties appealed the decision before Regional Administrative Court regarding the parts against them.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company. In 2021, The Court decided there is no need to make ruling regarding the essence of the cases, due to the fact that the amount of the SCT assessment for the year 2011, which are the subject of the lawsuit, was structured within the scope of the Law No. 6736.

23

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that the Company determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The appeal process is pending.

TL 47,533 part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned in the case of cancellation of the application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022 upon the request of the administration.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. The expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time.

In accordance with our objections, The Court decided to obtain an expert report from a new expert committee, mentioning that there was a clear contradiction between the expert reports in the case. The expert report within this scope has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. During the hearing of the case dated June 22, 2022, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851 loss pursuant to the Act on Protection of Competition, including TL 40,600 previous year loss, TL 14,335 fixed asset loss, TL 14,163 leasing, exchange difference and financing loss, and TL 2,751 profit loss) together with the discount interest applicable from the date of the case to Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş, June 2012, and partially rejected the case for the remaining part.

24

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Disputes regarding the Law on the Protection of Competition (continued)

The reasoned decision notified to the Company. Demirören made the decision the subject of enforcement proceedings. The Company appealed the decision before Regional Court of Justice and has suspended the execution proceedings until the appeal proceedings are concluded by submitting a letter of guarantee to the file. Also Demirören appealed the decision before Regional Court of Justice and The Company shall reply this appeal in due time. The other cases are pending.

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the Company will submit its statements and objections regarding the report in due time. The other case is pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The Company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to the Company. The administrative fine notified to The Company on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The Court rejected the 8 of these cases. The Company appealed the decisions before Regional Administrative Court in due time. Other cases are pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

For the period of 27 October 2016-26 October 2017; the ICTA carried out an investigation in order to examine whether Our Company fulfills its obligations arising from relevant legislation about R&D Center and SME, and using of Domestic Goods Certified products. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to the Company. The administrative fine notified to The Company on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The Court rejected the 4 of these cases. The Company appealed the decisions before Regional Administrative Court in due time. Other cases are pending.

25

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending.

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The case is pending.

Investigation of 3G and 4,5G Coverage Obligations

As a result of the investigation initiated to i) audit our 3N coverage area obligations determined in accordance with Article 6 of the Concession Agreement titled "Coverage liability" and the relevant legislation, ii) audit our 4.5N coverage obligations for highways, high-speed train lines and tunnels over 1 (one) kilometer long, which we are obliged to cover within the framework of the 4.5N Authorization Certificate and the relevant legislation; ICTA has decided to impose an administrative fine of TL 1,459. The fine, which was notified to the Company on 2 September 2022, was paid as TL 1,094 (1/4 discounted) on 27.10.2022. An application has been made to the ICTA for the revocation of the decision.

Directory Assistance Service Investigation

As a result of the investigation initiated in order to inspect the compliance of our Company’s directory assistance services with the relevant legislation, ICTA has decided to impose an administrative fine of TL 1,250 on the Company. The fine, which was notified to the Company on 28 July 2022, was paid as TL 938 (1/4 discounted) on 23 September 2022 by taking advantage of the early payment discount. An application was made to the ICTA for the revocation of the decision and tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine.

26

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as improbable on some of the aforementioned lawsuits and investigations, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 September 2022. (31 December 2021: TL 53,603).

27

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9	COMMITMENTS
(a)	Bank loans and guarantees given :

Collaterals, pledges and mortgages (“CPM”) given by the Company as of 30 September 2022 and 31 December 2021 are as follows:

	30 September 2022					31 December 2021
	TL Equivalents	TL	USD	EUR	UAH	TL Equivalents	TL	USD	EUR	UAH

A, CPM’s given in the behalf of own Company	4,385,441	1,856,601	15,359	125,233	126	3,021,743	912,672	17,022	124,751	213
Collateral	4,385,441	1,856,601	15,359	125,233	126	3,021,743	912,672	17,022	124,751	213
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
B, CPM’s given on behalf of the fully consolidated subsidiaries	3,254,876	-	45,815	36,024	3,481,128	2,946,257	-	48,109	40,020	3,481,643
Collateral	3,254,876	-	45,815	36,024	3,481,128	2,946,257	-	48,109	40,020	3,481,643
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
C, CPM’s given on behalf of third parties or ordinary course of business	1,348,192	1,348,192	-	-	-	968,046	968,046	-	-	-
Collateral	1,348,192	1,348,192	-	-	-	968,046	968,046	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
D, Total amount of other CPM’s given	-	-	-	-	-	-	-	-	-	-
i, Total amount of CPM’s given on behalf of the parent	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
ii, Total amount of CPM’s given on behalf of the Group companies which are not in scope of B and C	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
iii, Total amount of CPM’s given on behalf of third parties which are not in scope of C	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
Total CPM	8,988,509	3,204,793	61,174	161,257	3,481,254	6,936,046	1,880,718	65,131	164,771	3,481,856

28

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9	COMMITMENTS (continued)

(b)	Purchase obligations

At 30 September 2022, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 2,025,983 (31 December 2021: TL 1,311,359). Payments for these commitments will be made within 4 years.

10	OTHER OPERATING INCOME / EXPENSES

Other operating income at the end of the period 30 September 2022 and 2021 as follows:

	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021
Foreign exchange gain, net	4,978,877	2,011,870	1,747,370	162,198
Interest income from time deposits with maturity of less than 3 months	804,875	410,162	564,421	93,393
Interest income from overdue payments	160,963	57,053	140,746	48,348
Other	126,209	44,110	86,084	38,068
	6,070,924	2,523,195	2,538,621	342,007

Other operating expense at the end of the period 30 September 2022 and 2021 as follows:

	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021
Donation expenses	(112,881)	(62,757)	(64,624)	(25,567)
Discount expenses	(49,907)	(420)	(40,091)	(35,834)
Litigation provision and penalty expenses	(37,865)	(15,305)	(301,562)	(29,857)
Revaluation tax expense (*)	(34,060)	—	(51,526)	—
Restructuring cost	(3,606)	—	(2,156)	—
Supplementary contributions to retailers	(1,649)	—	(4,492)	—
Other	(58,941)	(29,931)	(24,340)	(10,638)
	(298,909)	(108,413)	(484,791)	(101,896)

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets which are registered in assets as of 1 January 2022 with the Law No. 7338 published in the official gazette on 26 October 2021.

29

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11	INCOME / EXPENSES FROM INVESTING ACTIVITIES

Income from investing activities at the end of the period 30 September 2022 and 2021 as follows:

	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021
Fair value difference of financial investments	992,477	374,703	—	—
Foreign exchange gain, net	312,295	87,892	—	—
Discount income / (expense) on consideration
in relation to acquisition BeST	168,321	(7,656)	9,554	6,457
Interest income on financial investments	74,839	40,517	17,760	9,307
Gain on sales of fixed asset, net	66,601	27,448	29,436	6,626
Other	7,798	3,203	4,722	1,555
	1,622,331	526,107	61,472	23,945

Expense from investing activities at the end of the period 30 September 2022 and 2021 as follows:

	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021
Foreign exchange loss, net	—	—	(72,102)	(1,851)
	—	—	(72,102)	(1,851)

30

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12	FINANCIAL INCOME / EXPENSES

Financial income at the end of the period 30 September 2022 and 2021 as follows:

	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021

Fair value gains / (losses) and interest on derivative instruments, net	646,915	(25,112)	(367,724)	(175,524)
Cash flow hedges - reclassified to profit or loss	11,604	(20,762)	734,009	(38,990)
Other Interest income	194,648	50,105	115,207	44,203
	853,167	4,231	481,492	(170,311)

Financial expense at the end of the period 30 September 2022 and 2021 as follows:

	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021
Foreign exchange losses, net (*)	(8,742,597)	(2,822,410)	(3,076,586)	(185,964)
Netinterest expenses for financial assets and liabilities measured at amortized cost	(2,019,422)	(793,338)	(813,404)	(247,671)
Other	(156,003)	(38,213)	(90,891)	(37,627)
	(10,918,022)	(3,653,961)	(3,980,881)	(471,262)

(*) Net foreign exchange losses within financial expenses mainly consist of foreign exchange loss from bank borrowings and issued debt instruments at 30 September 2022 and 2021.

13	INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

Joint Ventures and Associates

The net asset amounts of the investments valued by equity method in the statement of financial position are as follows:

a)	Joint Ventures

	30 September 2022	31 December 2021
Sofra	7,965	13,202

b)	Associates

	30 September 2022	31 December 2021
TOGG	998,441	665,382

The movements of investment method during the period are as follows:

	30 September 2022	30 September 2021
Opening balance	678,584	103,926
Shares of profit /(loss) from investments valued by equity method	(61,453)	26,512
Contribution to share capital	389,275	350,018
Closing balance	1,006,406	480,456

31

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14	TAXATION ON INCOME

Effective tax rates for the nine and three months ended 30 September 2022 and 2021 are 10%, 17% and 12%, 22%, respectively. On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

With Article of the Law No. 7338 published in the Official Gazette on 26 October 2021, the opportunity to revalue the properties and depreciable economic assets on 1 January 2022 of the law was introduced.With Article 52 these assets will be valued with the PPI rate and tax, calculated 2% of valuation difference, paid in 3 installments (at two-month intervals) at the rate of 2% (Note 10). With Article 31 these assets will be valued with the revaluation rate and tax will not be paid on the increase of the value.

For revalued assets, the valuation difference can be depreciated and written off as an expense. Within the scope of the law amendment, deferred tax asset has been recognised in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recorded in the consolidated statement of profit or loss. Revaluation has a reducing effect of 9 basis point while non deductible expenses have an increasing effect of 8 basis point and exemptions have a reducing effect of 10 basis point on the effective tax rate of 10% for the nine month interim period ended 30 September 2022.

32

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15	REVENUE

Revenue at period ended for 30 September 2022 and 2021 is as follows:

	9 Month period ended 30 September 2022
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Telecommunication services	26,712,737	18,543,672	4,293,025	2,267,398	—	—	—	—	(66,659)	(44,770)	30,939,103	20,766,300
Equipment related revenue	1,483,760	864,371	92,308	94,502	—	—	2,835,607	2,309,847	(18,221)	(39,480)	4,393,454	3,229,240
Revenue from financial services	—	—	—	—	1,265,937	745,878	—	—	(93,897)	(42,196)	1,172,040	703,682
Call center revenue	68,846	34,842	31,453	33,395	—	—	544,713	389,426	(78,329)	(48,528)	566,683	409,135
Other sales revenue	136,944	91,294	124,220	68,406	—	—	2,022,415	981,396	(1,520,300)	(520,426)	763,279	620,670
Total	28,402,287	19,534,179	4,541,006	2,463,701	1,265,937	745,878	5,402,735	3,680,669	(1,777,406)	(695,400)	37,834,559	25,729,027

	3 Month period ended 30 September 2022
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Telecommunication services	10,559,163	6,767,080	1,543,465	854,060	—	—	—	—	(20,699)	(17,697)	12,081,929	7,603,443
Equipment related revenue	439,883	241,797	36,498	26,821	—	—	1,156,776	847,366	(1,198)	(19,643)	1,631,959	1,096,341
Revenue from financial services	—	—	—	—	499,127	281,492	—	—	(39,909)	(17,802)	459,218	263,690
Call center revenue	27,912	12,251	10,031	11,136	—	—	181,451	134,645	(30,263)	(16,368)	189,131	141,664
Other sales revenue	48,722	29,150	44,656	23,328	—	—	873,610	394,974	(666,738)	(198,357)	300,250	249,095
Total	11,075,680	7,050,278	1,634,650	915,345	499,127	281,492	2,211,837	1,376,985	(758,807)	(269,867)	14,662,487	9,354,233

33

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15	REVENUE (continued)

	30 September 2022
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment Eliminations	Consolidated
Telecommunication services	26,712,737	4,293,025	—	—	(66,659)	30,939,103
-At a point in time	209,112	29,690	—	—	(123)	238,679
-Over time	26,503,625	4,263,335	—	—	(66,536)	30,700,424
Equipment related revenue	1,483,760	92,308	—	2,835,607	(18,221)	4,393,454
- At a point in time	1,305,365	92,308	—	2,835,607	(18,221)	4,215,059
- Over time	178,395	—	—	—	—	178,395
Revenue from financial services	—	—	1,265,937	—	(93,897)	1,172,040
- At a point in time	—	—	603,139	—	(93,897)	509,242
- Over time	—	—	662,798	—	—	662,798
Call center revenue	68,846	31,453	—	544,713	(78,329)	566,683
- At a point in time	—	—	—	—	—	—
- Over time	68,846	31,453	—	544,713	(78,329)	566,683
Other sales revenue	136,944	124,220	—	2,022,415	(1,520,300)	763,279
- At a point in time	3,280	4,016	—	40,073	(3,513)	43,856
- Over time	133,664	120,204	—	1,982,342	(1,516,787)	719,423
Total	28,402,287	4,541,006	1,265,937	5,402,735	(1,777,406)	37,834,559
- At a point in time	1,517,757	126,014	603,139	2,875,680	(115,754)	5,006,836
- Over time	26,884,530	4,414,992	662,798	2,527,055	(1,661,652)	32,827,723

	30 September 2021
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment Eliminations	Consolidated
Telecommunication services	18,543,672	2,267,398	—	—	(44,770)	20,766,300
-At a point in time	391,962	16,903	—	—	—	408,865
-Over time	18,151,710	2,250,495	—	—	(44,770)	20,357,435
Equipment related revenue	864,371	94,502	—	2,309,847	(39,480)	3,229,240
- At a point in time	692,646	94,502	—	2,309,847	(39,480)	3,057,515
- Over time	171,725	—	—	—	—	171,725
Revenue from financial services	—	—	745,878	—	(42,196)	703,682
- At a point in time	—	—	288,176	—	(42,196)	245,980
- Over time	—	—	457,702	—	—	457,702
Call center revenue	34,842	33,395	—	389,426	(48,528)	409,135
- At a point in time	—	—	—	—	—	—
- Over time	34,842	33,395	—	389,426	(48,528)	409,135
Other sales revenue	91,294	68,406	—	981,396	(520,426)	620,670
- At a point in time	2,916	70	—	34,430	(2,330)	35,086
- Over time	88,378	68,336	—	946,966	(518,096)	585,584
Total	19,534,179	2,463,701	745,878	3,680,669	(695,400)	25,729,027
- At a point in time	1,087,524	111,475	288,176	2,344,277	(84,006)	3,747,446
- Over time	18,446,655	2,352,226	457,702	1,336,392	(611,394)	21,981,581

34

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS

The fair value of derivative instruments at 30 September 2022 and 31 December 2021 are attributable to the following:

	30 September 2022		31 December 2021

	Asset	Liability	Asset	Liability

Held for trading	1,285,560	11,665	1,181,740	—
Derivatives used for hedge accounting	1,257,593	15,584	999,577	60,518
Total	2,543,153	27,249	2,181,317	60,518

At 30 September 2022, the total held for trading derivative financial assets of TL 2,487,151 (31 December 2021: TL 2,131,070) also includes a net accrued interest expense of TL 56,002 (31 December 2021: TL 50,247) and the total held for trading derivative financial liabilities of TL 30,567 (31 December 2021: TL 71,325) also includes a net accrued interest expense of TL 3,318 (31 December 2021: TL 10,807).

35

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (continued)

Derivatives used for hedge accounting

The notional amount and the fair value of derivatives used for hedging contracts at 30 September 2022 are as follows:

	30 September 2022
Currency	Notional value in original currency	Fair value	Maturity date	Hedge ratio
Participating cross currency swap contracts
EUR Contracts	266,900	220,166	October 2025	01:01
EUR Contracts	57,038	58,794	April 2026	01:01
USD Contracts	186,124	577,590	April 2026	01:01
Cross currency swap contracts
RMB Contracts	121,641	276,693	April 2026	01:01
Interest rate swap contracts
USD Contracts	135,090	108,766	April 2026	01:01

Derivatives used for hedge accounting		1,242,009

Participating cross currency swap contracts amount of EUR 302,924 (2021: EUR 340,220) includes TL 1,186,516 (2021: TL 1,170,728) guarantees after the CSA agreement.

36

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 30 September 2022 are as follows:

	30 September 2022
Currency	Notional value in original currency	Fair value	Maturity
Cross currency swap contracts
EUR Contracts	24,000	224,433	December 2022
USD Contracts	19,858	265,091	March 2023-November 2025
RMB Contracts	29,113	62,126	April 2026
Currency swap contracts
USD Contracts	211,988	230,702	November 2022-April 2023
EUR Contracts	16,000	19,445	December 2022-March 2023
FX swap contracts
USD Contracts	135,000	151,303	October-December 2022
Participating cross currency swap contracts
USD Contracts	29,250	71,721	November 2025
EUR Contracts	60,040	258,863	April 2026
Interest rate swap contracts
USD Contracts	60,040	1,876	April 2026
Options
USD Contracts	20,600	(1,152)	November 2022
EUR Contracts	40,000	(6,005)	November 2022
RMB Contracts	107,250	(4,508)	December 2022
Derivatives held for trading		1,273,895

37

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (continued)

Fair value of derivative instruments and risk management

Fair value:

Hierarchy on the presentation of financial assets and liabilities at their fair values

The fair values of financial assets and financial liabilities are determined and Grouped as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for determine fair value of asset or liability.

The table below provides information on fair value measurement of financial assets and liabilities:

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

There were no transfers between fair value hierarchy levels during the year.

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices, If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 62,119 lower as at 30 September 2022 (31 December 2021: TL 253,788).

38

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (continued)

Fair value of derivative instruments and risk management (continued)

As of 30 September 2022, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

The details of the movement between the opening and closing balances of financial investments with level 3 hierarchy are shown in the table below:

Participating cross currency swap contracts

	30 September 2022	30 September 2021
Opening balance	1,049,129	797,060
Cash flow effect	(511,170)	(179,911)
Total gain/loss
Recognized in profit or loss	649,175	371,010
Closing balance	1,187,134	988,159
17	BORROWINGS
	30 September 2022	31 December 2021
Bank borrowings	7,963,798	3,767,585
Short-term unsecured bank borrowings	7,963,798	3,767,585

Issued debt instruments	546,544	101,938

Lease liabilities	976,278	893,055

Current portion of long term borrowings	3,723,194	3,340,237
Current portion of unsecured long-term bank borrowings	3,252,356	3,098,826
Current portion of secured long-term bank borrowings	470,838	241,411

Current portion of long-term issued debt instruments	1,011,591	745,598

Long-term bank borrowings	18,508,821	13,356,013
Long-term unsecured bank borrowings	16,202,489	13,084,545
Long-term secured bank borrowings	2,306,332	271,468

Long-term issued debt instruments	17,059,878	12,560,897

Long-term lease liabilities	2,131,572	2,012,810

	51,921,676	36,778,133

39

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17	BORROWINGS (continued)

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance on 18 December 2020. As of 30 September 2022 , the Company has used USD 23,750 and USD 25,180 loan on 1 April 2022 and 3 June 2022, respectively, with a fixed interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020.  As of 30 September 2022, the Company has used EUR 100,000 and EUR 52,876 loan on 26 April 2022 and 24 June 2022, respectively, with interest rate of 6M Euribor+2.29% for the EUR and CNY 40,000 on 29 September 2022 with interest rate of 5.15%.

Within the scope of buy-back decisions on 27 July 2016, 30 January 2017 and 24 March 2020, the Company purchased their debt securities issued with a total nominal value of USD 37,239 as at 30 September 2022.

Under CMB approval taken by Turkcell Ödeme on 17 January, 2022 for issuance of lease certificates up to TL 200,000, the Company has issued management agreement based lease certificates on 19 April, 2022 through Halk Varlık Kiralama amounting TL 100,000 with the maturity of 3 August, 2022. On 3 August, 2022, the Company has issued management agreement based lease certificates through Halk Varlık Kiralama amounting TL 100,000 with the maturity of 26 October 2022. On 29 September, 2022, CMB approval has been taken by Turkcell Ödeme on issuance of management agreement-based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 1,000,000 on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year.

Under CMB approval taken Superonline by 5 August, 2021 for issuance of lease certificates up to TL 600,000, the Company has issued management agreement based lease certificates on 17 November, 2021 through Halk Varlık Kiralama A.S amounting TL 100,000 with the maturity of 3 March, 2022. The Company has issued another management agreement based lease certificates on 23 March, 2022 through Halk Varlık Kiralama A.S amounting TL 200,000 with the maturity of 16 June, 2022. On 16 June, 2022, the Company has issued management agreement based lease certificates through Halk Varlık Kiralama A.S. amounting TL 200,000 with the maturity of 13 September 2022 and subject CMB approval has been fully utilized. On 25 August, 2022, CMB approval has been taken by Superonline for issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 1,000,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 13 September, 2022, the Company has issued management agreement based lease certificates amounting TL 200,000 with the maturity of 12 December, 2022.

Under CMB approval taken by Turkcell Finansman on 30 December, 2021 for issuance of debt securities up to TL 500,000, the Company has issued debt securities on June10, 2022 through Ziraat Varlık Kiralama A.S amounting TL 200,000 with the maturity of 9 September, 2022. In subsequent period, on 9 September, 2022 the Company has issued another debt securities amounting TL 250.000 with the maturity of 5 December, 2022 through Ziraat Varlık Kiralama A.S. On 29 September, 2022, board approval has been taken by Turkcell Finansman with the same conditions at an amount of up to TL 1.000.000. The new application was made to the CMB on 31 October, 2022 accordingly.

40

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17	BORROWINGS (continued)

Terms and conditions of outstanding loans are as at 30 September 2022 and 31 December 2021 follows:

			30 September 2022			31 December 2021
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount (TL)	Payment period	Nominal interest rate	Carrying amount (TL)
Unsecured bank borrowings	EUR	Floating	2022-2028	Euribor+2.0%-Euribor+2.3%	12,910,110	2022-2028	Euribor+1.9%-Euribor+2.3%	9,188,487
Unsecured bank borrowings	TL	Fixed	2022-2023	14.8%-38.0%	6,532,663	2022	14.8%-29.0%	3,044,848
Unsecured bank borrowings	USD	Floating	2022-2026	Libor+1.7%-Libor 2.2%	4,267,478	2022-2028	Libor+2.1% & Libor+2.2%	3,639,052
Unsecured bank borrowings	UAH	Fixed	2022-2024	9.5%-20.8%	1,774,729	2022-2024	8.0%-10.9%	1,712,723
Unsecured bank borrowings	RMB	Fixed	2022-2028	3.7%-5.5%	1,320,763	2022-2028	4.9%5.2%	930,395
Unsecured bank borrowings	EUR	Fixed	2022	1.7%	432,683	2022	1.7%	362,593
Unsecured bank borrowings	USD	Fixed	2022-2026	2.6%	180,217	2022-2030	3.8%	1,072,858
Secured bank borrowings	USD	Fixed	2022-2032	1.5%-3.8%	2,128,528	2022-2026	2.6%	152,667
Secured bank borrowings	USD	Floating	2022-2028	Libor+0.6% & Libor+1.6%	648,642	2022-2026	Libor+1.6% & Libor+1.9%	360,212
Issued debt instruments	USD	Fixed	2022-2028	5.8%	18,071,469	2022-2028	5.8%	13,306,495
Issued debt instruments	TL	Fixed	2022	19.3%-23.8%	546,544	2022	16.3%	101,938
Lease liabilities	TL	Fixed	2022-2048	9.8%-45.0%	1,295,035	2022-2048	9.8%-45.0%	1,262,449
Lease liabilities	UAH	Fixed	2022-2070	7.6%-47.7%	1,143,102	2022-2069	7.6%-25.7%	1,074,000
Lease liabilities	EUR	Fixed	2022-2034	1.0%-11.0%	302,886	2022-2034	1.0%-10.0%	303,265
Lease liabilities	BYN	Fixed	2022-2030	11.5%-20.0%	271,331	2022-2028	11.5%-15.8%	185,618
Lease liabilities	USD	Fixed	2022-2028	3.9%-11.0%	95,496	2022-2028	3.9%10.9%	80,533
					51,921,676			36,778,133

41

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

Foreign currency risk

Foreign currency risk is the risk arising from the change in the value of any financial instrument depending on the change in the exchange rate. The main foreign currencies are USD, EUR and RMB that consist of the main risk for the Company. As of 30 September 2022, the Group’s exposure to foreign exchange risk, based on notional amounts, is presented at below table.

		30 September 2022
	TL Equivalent	USD	EUR	RMB
1. Trade receivables	651,396	16,292	19,524	—
2a. Monetary financial assets (Cash and banks accounts included)	22,588,577	859,724	348,805	167,062
2b. Non-monetary financial assets	—	—	—	—
3. Other	465,435	17,855	6,238	9,058
4. Current assets (1+2+3)	23,705,408	893,871	374,567	176,120
5. Trade receivables	—	—	—	—
6a. Monetary financial assets	—	—	—	—
6b. Non-monetary financial assets	—	—	—	—
7. Other	1,455	68	11	—
8. Non-current assets (5+6+7)	1,455	68	11	—
9. Total assets (4+8)	23,706,863	893,939	374,578	176,120
10. Trade payables	2,151,824	72,793	11,516	233,214
11. Financial liabilities	6,731,264	149,403	200,793	143,359
12a. Monetary other liabilities	62,010	919	2,511	—
12b. Non-monetary other liabilities	—	—	—	—
13. Short-term liabilities (10+11+12)	8,945,098	223,115	214,820	376,573
14. Trade payables	—	—	—	—
15. Financial liabilities	34,813,503	1,222,845	626,749	371,318
16a. Monetary other liabilities	855,357	46,226	—	—
16b. Non-monetary other liabilities	—	—	—	—
17. Long-term liabilities (14+15+16)	35,668,860	1,269,071	626,749	371,318
18. Total liabilities (13+17)	44,613,958	1,492,186	841,569	747,891
19. Net asset/(liability) position of off balance sheet derivative (19a-19b)	13,077,456	632,315	39,900	258,004
19a. Derivative assets	14,813,885	687,315	80,000	258,004
19b. Derivative liabilities	1,736,429	55,000	40,100	—
20. Loans defined as hedging instruments (*)	5,999,076	14,851	319,378	—
21. Net foreign currency asset/(liability) position (9-18+19+20)	(1,830,563)	48,919	(107,713)	(313,767)
22. Net asset/(liability) position of foreign currency monetary items	(1,830,563)	48,919	(107,713)	(313,767)

(*)The Company Turkcell, utilized a loan amounting to EUR 305,758 in order to hedge its net investment in a foreign operation with a EUR functional currency, Foreign exchange gain and/or loss resulting from the subsidiary’s net investment portion of this loan is reclassified to reserve for hedge of net investment in a foreign operation under equity,

The table above shows the Company’s distribution of balance sheet and derivative foreign exchange position should be taken into account with nominal values of the option transactions. The Company monitors the delta adjusted position of the option transactions. As of 30 September 2022, the Company has USD 66,129, EUR (117,930) and CNY (366,177) net foreign currency position.

42

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

Sensitivity Analysis

10% strengthening/weakening of TL, UAH, BYN and EUR against the following currencies at 30 September 2022 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
30 September 2022
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	90,519	(90,519)	-	-
2- Hedged portion of USD risk (-)	-	-	(27,252)	27,252
3- USD net effect (1+2)	90,519	(90,519)	(27,252)	27,252

4- EUR net asset/liability	(193,056)	193,056	-	-
5- Hedged portion of EUR risk (-)	-	-	(25,078)	25,078
6- EUR net effect (4+5)	(193,056)	193,056	(25,078)	25,078

7- Other foreign currency net asset/liability (RMB)	(80,519)	80,519	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,467	(1,467)
9- Other foreign currency net effect (7+8)	(80,519)	80,519	1,467	(1,467)
TOTAL (3+6+9)	(183,056)	183,056	(50,863)	50,863

Impairment losses

Movements in the non-related party short term and long term allowance for doubtful receivables, are as follows at 30 September 2022 and 2021:

	Trade receivables	Other assets	30 September 2022
Opening balance	624,263	13,387	637,650
Provision for impairment recognized during the period	396,203	21,601	417,804
Exchange differences	37,563	166	37,729
Receivables written off	(232,681)	—	(232,681)
Amounts collected	(153,913)	(5)	(153,918)
Closing balance	671,435	35,149	706,584

	Trade receivables	Other assets	30 September 2021
Opening balance	618,708	8,672	627,380
Provision for impairment recognized during the period	295,224	6,347	301,571
Exchange differences	14,562	186	14,748
Receivables written off	(182,325)	—	(182,325)
Amounts collected	(143,077)	(244)	(143,321)
Closing balance	603,092	14,961	618,053
43

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

Impairment losses (continued)

Movement of allowance for doubtful receivables from finance sector operations are as follows at 30 September 2022 and 2021:

	30 September 2022	30 September 2021
Opening balance	92,094	154,548
Provision for impairment recognized during the period	63,811	48,922
Amounts collected	(39,265)	(43,736)
Unused amount reserved (*)	(16,638)	(57,478)
Closing balance	100,002	102,256

(*)Turkcell Finansman signed a transfer of claim agreement with a debt management Company to transfer some of its doubtful receivables stemming from the years 2016 and 2021, Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for,

Movement of allowance for doubtful contract assets from goods and service contracts are follows at the end of the period 30 September 2022 and 2021:

	30 September 2022	30 September 2021
Opening balance	6,241	5,243
Provision for impairment recognized during the period	2,576	1,063
Closing balance	8,817	6,306

Fair values:

Hierarchy of financial assets and liabilities that represents with fair value:

Methods and assumptions used in fair value measurement of derivative instruments are explained in Note 16.

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

Changes in the consideration payable in relation to acquisition of BeST:

	Fair value at			Inputs
	30 September 2022	31 December 2021	Unobservable Inputs	2022	2021	Relationship of unobservable inputs to fair value

Contingent consideration	855,351	758,261	Risk-adjusted discount rate	11.0%-12.25%	6.8%-8.0%	A change in the discount rate by 100 bps would increase/decrease FV by TL (49,523) and TL 53,236, respectively.
			Expected settlement date	in instalments between 2026-2031	in instalments between 2026-2031	If expected settlement date changes by 1 year FV would increase/decrease by TL (90,085) and TL 100,631, respectively.
44

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

Fair values (continued):

Changes in the consideration payable in relation to acquisition of BeST (continued):

	30 September 2022	30 September 2021
Opening balance	758,261	475,879
Gains recognized in profit or loss:
Profit /loss	97,090	87,055
Closing balance	855,351	562,934

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature, Fair values of financial assets are presented in Note 19.

Financial liabilities:

As at 30 September 2022 and 31 December 2021; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature, Material differences are identified only for the following borrowings:

	30 September 2022		31 December 2021
	Carrying amount	Fair Value	Carrying amount	Fair Value
Bank borrowings	22,232,015	20,756,597	16,696,250	16,622,479
Issued debt instruments	18,071,469	15,477,783	13,306,495	13,233,743

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

45

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19	FINANCIAL INVESTMENT

Financial assets measured at fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income in listed securities:

Short term financial investment	30 September 2022	31 December 2021
Debt securities issued (*)	—	51,166
Currency protected time deposit (**)	4,199,549	—
	4,199,549	51,166

Long term financial investment	30 September 2022	31 December 2021
Investment funds (***)	220,548	—
Debt securities issued (*)	2,240,237	1,376,645
	2,460,785	1,376,645

(*) Debt securities issued are classified as financial assets at fair value through other comprensive income.

(**) Currency protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 123,300 and EUR 73,300 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds includes Turkcell GSYF, established by RE-PIE., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

	Fair value

	30 September 2022	31 December 2021	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	2,240,237	1,427,811	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	4,199,549	-	Level 2	Forward exchange rates at the balance sheet date
Total	6,439,786	1,427,811

46

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19	FINANCIAL INVESTMENT (continued)

As of 30 September 2022, the nominal and fair value amounts of financial assets are as follows:

Currency	Nominal amount	Fair value	Maturity
EUR	24,000	413.186	16 February 2026
EUR	15,000	230.384	8 July 2027
EUR	3,700	64.310	31 March 2025
USD	25,000	396.530	22 June 2026
USD	21,000	384.352	14 July 2023
USD	19,000	328.947	14 October 2025
USD	18,000	280.761	25 March 2027
USD	5,000	88.862	14 November 2024
USD	2,200	34.953	26 January 2026
USD	1,000	17.952	10 August 2024
Total financial invesments		2,240,237

During the year, the following losses were recognized in other comprehensive income.

	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022	9 months period ended at 30 September 2021	3 months period ended at 30 September 2021
Gains / (Losses) recognized in other comprehensive income
Gain/ (loss) related to Financial investment	(198,649)	14,224	(1,157)	(1,427)
Gain/ (loss) related to Financial investment, tax effect	39,730	(2,845)	231	284
	(158,919)	11,379	(926)	(1,143)
47

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20	CASH AND CASH EQUIVALENTS

As of 30 September 2022 and 31 December 2021 the details of Cash and cash equivalents are as follows:

	30 September 2022	31 December 2021
Cash in hand	352	184
Banks
- Demand Deposits	3,182,859	3,045,179
- Time deposits	21,173,615	15,595,648
Impairment loss provision	(12,598)	(12,346)
Cash and cash equivalents	24,344,228	18,628,665

As at 30 September 2022, the average effective interest rates of TL, USD, EUR and RMB time deposits are 19.4%, 3.4%, 2.3% and 0.4% (31 December 2021: 27.7%, 1.3%, 0.5% and 0.3%) respectively. As at 30 September 2022, average maturity of time deposits is 21 days (31 December 2021: 29 days).

As of 30 September 2022, the net amount of cash and cash equivalents is TL 24,323,389 excluding the interest income accrual amounting to TL 20,839.

21	EXPLANATIONS ON SEASONALITY

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant on mobile communication of the Company’s subscribers due to the changing market dynamics such as ICTA's interventions in tariffs and increasing competition in the telecommunications sector.

22	SUBSEQUENT EVENTS

The Group made capital advance payments to TOGG amounting to TL 57,500 TL on 21 October 2022

The Tender of Authorization for IMT Service and Limited Rights of Individuals to Use and the Infrastructures to be Established (“4G and 5G Tender”), which our Company's wholly-owned subsidiary Kıbrıs Mobile Telekomünikasyon Limited Şirketi (“Kıbrıs Telekom”) located in the Turkish Republic of Northern Cyprus (“TRNC”) applied for, was held on 2 November, 2022 and the official decision was notified to our Company on 3 November, 2022. Kıbrıs Telekom bid USD 16,462,780 + VAT for a total of 247 MHz bandwidth on 700 MHz, 800 MHz, 900 MHz, 1800 MHz, 2100 MHz, 2600 MHz and 3600 MHz frequencies in the tender and was entitled to receive the 4G license for 18 years and the 5G license for 20 years.

48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 3, 2022	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 3, 2022	By:	/s/Osman Yilmaz
Name: Osman Yilmaz Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 3, 2022	By:	/s/ Bedriye Hande Erel
Name: Bedriye Hande Erel Title: Growth Finance Director